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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                                 Amendment No. 2


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  INVISA, INC.
                 (Name of Small Business Issuer in Its Charter)

                NEVADA                                 65-1005398
                                                       ----------
    (State of Other Jurisdiction of         (I.R.S. Employer Identification
    Incorporation or Organization)                        No.)

        4400 Independence Court                          34234
             Sarasota, FL                               Zip Code
(Address of Principal Executive Offices)

             941-355-9361
      (Issuer's Telephone Number)

     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, Par Value $.001 per share
                                (Title of Class)

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                                     PART I

         Note regarding forward looking statements. Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of Invisa, Inc. to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: risks involved in our implementing our business strategy; our ability to obtain financing on acceptable terms; competition; our ability to manage growth; risks of technological change; our dependence on key personnel; and our ability to protect our intellectual property rights; risks of new technology and new products; and government regulation.

ITEM 1.  DESCRIPTION OF BUSINESS

INTRODUCTION


         We are commercializing the patented InvisaShield(TM) presence sensing technology through the development of a potentially broad range of safety and security products. Presence sensing is the identification of people in a dependable and controlled manner. Presence sensing is commonly used in a wide range of industries such as safety, security, on and off switches, counting, notification, etc.



         The Company's principal business is the manufacture and marketing of presence-sensing products for various applications. To date, the Company's revenue has largely come from the sale of presence-sensing products to improve the safety of powered parking gates. Powered parking gates are motorized barriers used in parking and to control vehicle traffic. The Company anticipates that next year its revenue will reflect the sale of additional presence sensing products designed to improve the safety of various products which may include industrial doors, commercial overhead doors, powered slide and swing gates, and products designed to provide security sensing for various markets including museums, retail, residential, commercial and governmental.



         From inception (February 12, 1997) through September 30, 2002, we were largely focused on technology and product development. The estimated dollar amount spent during this period on company-sponsored research and development was $2,205,243, including $411,873 for the nine months ended December 31, 2000 and $452,482 for the year ended December 31, 2001. The Company is continuing to engage in significant product development activities. Because of the Company's losses which aggregate $7,988,327 since inception, limited capital and ongoing product development expenses, footnote C of the Company's financial statements and the accompanying Report of Independent Certified Public Accountants discuss that substantial doubt exists regarding the Company's ability to continue as a going concern.


PRODUCTS

         Our current and planned products are divided into three market segments as follows:

         Safety Market Segment - Many safety devices and safety functions are dependent on presence sensing technology. We are seeking to develop a broad range of presence sensing products for the safety market under our brand name SmartGate(R).


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         We believe that our safety products offer potential operational and maintenance benefits to the powered closure industry. We plan to develop safety products based upon our InvisaShield(TM) technology for a potentially broad base of powered closure devices which may include parking gates, sliding gates, swinging gates, vertical pivot gates, commercial overhead doors, residential garage doors, elevator doors, automated doors, powered car window and van doors, and manufacturing and industrial equipment.


         To date, substantially all of our revenue, which has been limited, has been derived from the sale of our SmartGate(R) presence sensing products designed for powered parking barrier gates. See financial statements for revenues from this product segment. Powered parking barrier gates are commonly used for traffic control and generally have a power operated barrier arm made of metal, wood or PVC which moves vertically between an open and a closed position. Our product places invisible presence sensing in front of and moving with the potentially dangerous barrier arm to identify the presence of people and vehicles. When an object is identified in the path of the moving barrier arm, our product transmits a signal to the powered operator system which is manufactured by nonaffiliated entities for its predetermined response, such as stopping and reversing the barrier arm. During each of the last three fiscal years, an excess of 90% of our revenue was attributable to customers domiciled in the United States. In sales made to non-U.S. domiciled customers, the country to which the most sales were attributed was the United Kingdom.



         In 2003, we expect to begin selling a new SmartGate(R) presence sensing product designed for powered sliding gates, and a similar new presence sensing product designed for powered swinging gates. These powered gates are manufactured by a large number of nonaffiliated companies and commonly used in residential, commercial and industrial traffic control.


         We have developed prototypes of additional presence sensing products planned for the safety market. These planned products are being designed for powered commercial overhead doors and powered industrial doors, which are used in commercial, manufacturing, and industrial buildings, powered pivotal gates used in residential, commercial and industrial traffic control, and residential garage doors. We plan to develop a potentially broad range of additional presence sensing products for the safety market.

         In August 2001, we appointed H.S. Jackson & Son (Fencing) Limited as our exclusive distributor for our parking and traffic control products, including parking gate, slide gate and swing gate safety products, for thirty-three European countries.

         In July 2002, we appointed Rytec Corporation as our exclusive licensee to use our InvisaShield(TM) technology as original equipment in industrial doors in North America. Rytec Corporation is believed to be the largest manufacturer of industrial doors in North America. Industrial doors are high speed powered doors frequently used in manufacturing and industrial environments where air conditioned, cooler and freezer areas are separated from warehouse or other areas.

         Security Market Segment - Security systems and security equipment generally rely to varying degrees, on presence sensing technologies to identify the presence of potential intruders and trespassers, or to provide surveillance for valuable objects.


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         We have demonstrated preproduction prototypes of InvisaShield(TM)
security products for the museum, residential, industrial, commercial, military and governmental markets. We are designing these planned security products to place an invisible presence sensing shield (in a fashion similar to our safety sensing shield) around doors and windows and to provide an invisible presence sensing shield dedicated to valuable objects such as art and jewelry.

         Our planned security products are being developed as both easy to install, stand alone security products for the do-it-yourself (DIY) market and as components available to security professionals to provide additional functions for new and installed security systems.


         Our planned security products will compete with existing presence sensing technologies currently used in the security market such as motion detectors, lasers, infrared and magnetic switches.



         Other Market Segments - We plan to attempt to develop presence sensing products for a broad range of other markets and applications such as on and off switching for bathroom fixtures, appliances and lamps, vehicular security systems, various governmental applications such as container security and security for military equipment, aircraft security, specifically engineered products for commercial and industrial applications, etc. To date, no prototypes have been developed for this planned sector of our business.



MARKETING

         Our marketing efforts include sales of products to dealers, distributors, manufacturers and end users. We are also seeking to grant exclusive licenses for particular markets and particular products. We periodically participate in various trade conferences in the security market and safety market where we demonstrate our current and planned products and technology to potential customers. We have historically concentrated marketing efforts on potential customers which we believe are market leaders or otherwise high-profile within these markets in an effort to grow the acceptance of our products and technology within targeted markets. Currently, we have targeted the market for safety products for powered parking gates, industrial doors, commercial overhead doors and powered slide and swing gates. Further, we plan to also target the markets for additional powered closure devices and the museum, retail, residential and governmental security markets for security products.

         We sell our safety products through dealers and distributors and in some instances directly to larger customers. In 2003, we anticipate sales to manufacturers for use of the InvisaShield(TM) technology as original equipment in various door operators. While our exclusive European distributor, H.S. Jackson & Son (Fencing) Limited currently represents our largest customer, we are not dependent upon any single customer, dealer, or distributor and we believe that we are not dependent upon any single customer in the safety market.

         We are currently seeking to develop channels of distribution for our security products which we believe may include direct sales to do-it-yourself customers and sales to and through dealers, distributors and manufacturers. While products in this market segment have not contributed to our historic revenue, we believe that our planned security products may ultimately represent a material portion of our business.



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THE TECHNOLOGY


         General - The InvisaShield(TM) technology is based upon electronic circuitry which emits and controls an invisible energy field. The field is based in part upon low energy radiowaves which oscillate within a controlled frequency range. The field being monitored by our technology varies in size from between approximately three feet to touch sensitive based upon the selected application. The field is constantly monitored by electronic circuitry for the presence of people, vehicles or other objects capable of conducting electricity (conductive objects) which disturb the monitored field.


         We believe that the InvisaShield(TM) technology is a novel and proprietary way to provide presence sensing. At the core of the InvisaShield(TM) technology is its ability to project a field or zone based, in part, on radio waves which is capable of detecting most conductive objects which enter the field. The field is projected from a metallic substance, referred to as an antenna, which may consist of wire, self adhesive metallic tape or other metallic items. The technology permits flexibility in designing and locating the antenna which may provide unique opportunities to place presence sensing fields where they can be more efficient or effective. We believe that this flexibility enables the InvisaShield(TM) technology to perform presence sensing tasks which may not be currently possible with competitive technologies and to perform presence sensing tasks similar to those performed by competitive technologies in a potentially more efficient or effective manner.

         We believe that the InvisaShield(TM) technology has a number of operational advantages. Because the InvisaShield(TM) technology relies upon radio waves, it does not depend upon lenses, beams or reflectors, which may require replacement, cleaning and aligning. Additionally, we believe that the presence sensing capability of our technology is generally not disrupted by its operating environment, including electronic noise, mechanical noise, temperature, dust, frost, snow, ice or other operating conditions. We believe that our technology may represent a new presence sensing technology which allows greater capability, flexibility and benefits. We believe that, in some security applications, the technology may offer the potential to reduce incidental false alarms.

         Competing Technologies - The presence sensing business is highly competitive, consisting of numerous manufacturers of presence sensing products based on various technologies, including infrared, ultrasonic, laser, microwave, and similar technologies. For the most part, these technologies are older and in many cases, may not be proprietary.


         We compete with manufacturers and marketers of various presence sensing and other safety and security technology such as motion detectors, light beams, light curtains, on and off switching mats and pads, tape switches, contact edges, etc. There are many competitors, some of which are large and well established, such as GE Interlogix Inc., Honeywell Inc., Pitway Inc., Ademco Group Inc., Tyco International Inc., Simplex Technologies Inc. and Miller Edge Inc. Many of the competitors have substantially greater financial, development, technical, marketing and sales resources than we have. As a result of these factors, our competitors and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products and services than we can. We believe that our ability to successfully compete depends, to a large degree, upon the performance of our technology, our current and planned presence sensing products and our ability to finance our development and marketing efforts.



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         Patents and Trademarks - We own Patent Number 5,337,039 issued by the
U.S. Patent Office on August 9, 1994 and we have six additional patent or provisional patent applications filed with the U.S Patent Office covering a number of inventions improving the InvisaShield(TM) technology.


         We have a trademark on our tradename SmartGate(R) which we use in our safety products segment. We have filed trademark applications for the following:
"Invisa", "InvisaShield", "The Best Safety Sensing in the World!", "Invisible Safety Zone", "Invisible Shield", "Invisible Field", "The Best Security Sensing In The World", "The Best Presence Sensing In The World", and "Invisible Safety Field".


         We believe that our patent and trademark position will be important in our efforts to seek to protect our perceived competitive advantages.


         We have the following royalty obligations with regard to the safety segment of our business:(i) we are obligated to pay to Carl Burnett, the inventor, a royalty of the smaller of $1.00 or 1% of the amount collected from the sale of each finished product in which the technology designed to eliminate or filter electronic or mechanical interference is utilized. In instances where we license this technology independent of our other technology, a royalty of 10% of the licensed fees or royalties received is due. In instances where we license this invention as part of further potential technology other than the InvisaShield(TM), a royalty of 1% of the licensed fees or royalties received is due. We currently utilize this invention only in our safety products and we do not currently anticipate utilizing this invention in other product segments; and
(ii) we are also obligated to pay a royalty equal to two percent of net profits from the sale of InvisaShield(TM) safety products for parking gates, sliding gates and overhead doors to an independent engineering consultant, Pete Lefferson. Based on further consulting from Mr. Lefferson, we anticipate that we may extend this royalty obligation to additional products or product segments.



         We have a 7% royalty obligation to the former shareholders of Radio Metrix Inc. with regard to all segments of our business, other than the safety segment, including the security segment. This obligation is part of the consideration to be paid by us in the business combination transaction with Radio Metrix Inc. The shareholders of Radio Metrix Inc. at the combination transaction and therefore, the recipients of the royalty are affiliated parties which are identified in Item 7 "Certain Relationships and Related Transactions".


MATERIALS AND MANUFACTURING

         We believe that the materials required and the sources of such materials will be similar for our various existing and planned product segments. All components and parts are modified or supplied by third parties to our specifications or are otherwise generally available as "off-the-shelf" materials. Our products have a number of components including proprietary electronic circuitry manufactured by Singletec, Inc., Sanford, Florida, metal housing manufactured by Southern Spring & Stamping, Inc., Venice, Florida, and a standard power supply available in the marketplace. The antenna is standard wire, tape or other metallic materials which are generally purchased in bulk. Whenever possible, we utilize fixed price manufacturing for our electronic circuitry, placing the responsibility for component supply on the manufacturer. We believe that there are multiple manufacturers and suppliers for each component and that adequate components and materials will be available to support our planned growth. We assemble and perform predetermined quality control procedures in our facility.


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GOVERNMENT REGULATION

         The use of radio frequency ("RF"), such as that incorporated into our safety products is regulated by the Federal Communication Commission. Radio Metrix Inc. submitted its patented technology for required FCC testing and on August 19, 1993 Radio Metrix Inc. received FCC Certification. We will endeavor to continue satisfying all requirements of the FCC.

         On March 1, 2001, a new safety standard was implemented by Underwriters Laboratory (UL) for the powered gate, door and window industry. This Underwriters Laboratory Rule, UL-325, while not a governmental regulation, is considered an indication of reasonable safety for powered gates, doors and windows, and is a requirement for UL certification for certain powered gate, door and window operators. Gate and operator manufacturers which rely upon UL certification or which consider UL certification important for components will, most likely, require that our products be UL certified before incorporating our products as original equipment. Likewise, the absence of UL certification for our products may represent a sales or marketing barrier in certain market segments and to certain customers. We plan to apply for UL certification for certain of our safety products which we believe meet or exceed the current UL 325 standard. From time to time, we anticipate submitting additional products, including safety and security products, for UL certification. Other markets may have governmental or certification requirements.

WARRANTY

         Our safety products are sold with a 90-day (upgradeable to one year) limited warranty. A warranty policy for security products is currently being developed.

EMPLOYEES

         We have approximately 12 employees, of which one is part time. We had no unions and we had not entered into any collective bargaining agreement with any group of its employees. We believe that we have a good relationship with our employees.

HISTORY

         Invisa, Inc. (Invisa, Inc. together with its wholly owned subsidiaries SmartGate, L.C. and Radio Metrix Inc. is referred to as the "Company" or "Invisa") is a development stage company that is commercializing patented presence sensing technology under the tradename InvisaShield(TM). The Company was incorporated in Nevada on July 9, 1998 to seek to provide computer analysis and solutions in anticipation of potential date-related computer system failures associated with the year 2000. Our original business plan was abandoned before significant commercialization and on February 9, 2000, we acquired SmartGate, L.C., in consideration for the issuance of 7,743,558 shares of our Common stock representing approximately 74% of our capital stock then outstanding. As a result, SmartGate, L.C., is a wholly owned subsidiary which markets our InvisaShield(TM) safety products under the brand name SmartGate(R). It is a development stage company which was organized in January 1997 to develop and commercialize, pursuant to a license, patented presence sensing technology for safety applications in the powered closure market. From an accounting perspective, SmartGate, L.C. is considered the acquirer in this transaction and, as a result, the accompanying Financial Statements reflect the operations of SmartGate, L.C. from inception. On February 26, 2002, we acquired Radio Metrix Inc. from affiliated parties. The consideration for this acquisition is discussed in Item 7 Certain Relationships and Related Transactions. Radio Metrix Inc. is a


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wholly owned subsidiary which is commercializing our InvisaShield(TM)security products. Radio Metrix Inc. is a development stage company which was incorporated in Florida on March 19, 1992. Radio Metrix Inc. owns the patent and patent applications to the InvisaShield(TM) technology and controlled the InvisaShield(TM) technology. As a result of this acquisition, we have sole rights to commercialize the InvisaShield(TM)technology in all markets worldwide and we own the issued patent and pending patent applications to the InvisaShield(TM) technology.

REPORTS TO SECURITY HOLDERS

         Prior to filing this Form 10-SB, we have not been required to provide annual reports to security holders or to holders containing any specific information. Upon completion of this filing, we will be required to file an annual report on Form 10-KSB with the SEC, as well as other reports required under the Securities Exchange Act of 1934. We intend to provide information to our stockholders as required by applicable proxy rules and regulations.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


         The following discussion and analysis of our financial condition and plan of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere herein. This discussion and analysis contains forward-looking statements including information about possible or assumed results of our financial conditions, operations, plans, objectives and performance that involve risk, uncertainties and assumptions. The actual results may differ materially from those anticipated in such forward-looking statements. For example, when we indicate that we expect to increase our product sales and potentially establish additional license relationships, these are forward-looking statements. The words expect, anticipate, estimate or similar expressions are also used to indicate forward-looking statements


LIMITED OPERATING HISTORY; BACKGROUND OF OUR COMPANY


         We are a development-stage company, and we expect to continue the commercialization of our InvisaShield(TM) technology. For the nine months ended September 30, 2002, we had revenue from product sales of $170,201 primarily representing sales of our product for powered parking gates and deferred license revenue in the amount of $300,000 related to potential future sales of our product designed for industrial doors. In addition to limited revenue, these sales have provided field testing of the reliability and market acceptability of our technology and safety product, together with relationships with customers, dealers, distributors and manufacturers.


         The financing for our development activities to date has come from our limited sales, the sale of common stock and a license payment. We expect to increase our product sales and potentially establish additional license relationships. Further, we expect to complete the development of additional safety and security products and bring them to market.

         We expect to fund our future development activities and operations largely from the sale of common stock until such time that funds provided by operations are sufficient to cover these activities.

         Since we have had a limited history of operations, we anticipate that our quarterly results of operations will fluctuate significantly for the foreseeable future. We believe that period-to-period comparisons of our operating results should not be relied upon as predictive of future performance. Our prospects must be considered in light of the risks, expenses and difficulties


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encountered by companies at an early stage of development, particularly companies commercializing new and evolving technologies such as InvisaShield(TM).


         On February 9, 2000 in connection with our acquisition of SmartGate, L.C., we acquired the license for the InvisaShield(TM) technology for safety products in the powered closure industry. On February 26, 2002 we acquired Radio Metrix Inc., the owner of the InvisaShield(TM) technology and patents from affiliated parties. This acquisition resulted in our expanding our business to include the development of presence sensing products for security, government and all other markets. At that time, we also changed our name from SmartGate Inc. to Invisa, Inc. (see Item 7 "Certain Relationships and Related Transactions").


LIQUIDITY AND CAPITAL RESOURCES


         As previously mentioned, since inception, we have financed our operations largely from the sale of common stock. From inception through September 30, 2002 we raised cash of $6,778,522 net of issuance costs, through private placements of common stock financings. At September 30, 2002 we had cash and cash equivalents totaling $57,227.



         Since our inception through September 30, 2002 we have incurred approximately $2,200,000 of direct research and development expenses. These research and development costs were directed toward our InvisaShield(TM) technology and safety products. Management estimates that sixty (60%) percent was expended toward the development of our core presence sensing technology, twenty (20%) percent was expended in the miniaturization of our circuitry, fifteen (15%) percent was expended in the design and development of safety products, and five (5%) percent was expended in the design and development of additional products for the security sector of our business.


         On February 9, 2000, we purchased SmartGate, L.C. Our acquisition of SmartGate, L.C. resulted in the issuance of 7,743,558 shares of Invisa, Inc. common stock to the SmartGate, L.C. members, which represented approximately 74% of our outstanding common stock at that date (see Item 7 "Certain Relationships and Related Transactions"). SmartGate, L.C. was the acquirer for accounting purposes and, as such, our operations reflect the operations of SmartGate, L.C. since its inception.


         On February 26, 2002 we acquired Radio Metrix Inc., principally from affiliated parties see Item 7 "Certain Relationships and Related Party Transactions" for a discussion of the transaction.



         At September 30, 2002, we had a $150,000 bank line of credit which was personally guaranteed by a shareholder, Mr. H.R. Williams (see Item 7 "Certain Relationships and Related Transactions"). The line of credit required the payment of interest monthly at prime plus 1% which was 5.75% on September 30, 2002. The line of credit was renewed on July 15, 2002 and matures on July 15, 2003. The current interest rate is prime plus 1% which, at July 15, 2002, was 5.75%.



         In October 2002, Mr. Williams agreed to guarantee an additional $150,000 of credit in addition to the $150,000 currently outstanding. We agreed to issue 5,000 shares to the H.R. Williams Family Limited Partnership ("HRW Partnership") in consideration for this agreement. We further agreed that, to the extent we borrow any funds under the extended guarantee (i.e. - in excess of the original $150,000 line of credit) we will grant to HRW Partnership an option to



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purchase, at $2.50 per share, one share of our common stock for each dollar borrowed. To date, no options have been issued under this agreement.

         On October 28, 2002, we borrowed $200,000 from a non-affiliated party. The loan bears interest at 15% per annum, payable in advance. We issued a four-year Warrant, together with registration rights commencing after June 28, 2004 to purchase 200,000 shares of our common stock at an exercise price varying from $1.00 to $3.00 per share depending upon the date of loan repayment. We pledged 500,000 shares of our common stock as collateral for the loan, which will be returned to the Company upon loan repayment or delivered to the lender as full loan repayment in the event of default. All principal and interest are payable on February 28, 2003, subject to extension to April 28, 2003 upon the issuance of a four-year option to purchase an additional 50,000 shares at $1.00 per share.


         We have incurred significant net losses and negative cash flows from operations since our inception. As of September 30, 2002 we had an accumulated deficit of approximately $7,988,327 and a working capital deficit of $502,194.


         We anticipate that cash used in product development and operations, especially in the marketing, production and sale of our products, will increase significantly in the future.

         The Company will be dependent upon our existing cash and cash equivalents, together with anticipated net proceeds from private placements of common stock and potential license fees, and sales of our products to finance our planned operations through at least the next 12 months. Accordingly, we plan to access additional cash from a variety of potential sources which may include: public equity financing, private equity financing, license fees, grants, and public or private debt. The Report of Independent Certified Public Accountants included elsewhere in this Form 10-SB includes a going concern modification.

         Additional capital may not be available when required or on favorable terms. If adequate funds are not available, we may be required to significantly reduce or refocus our operations or to obtain funds through arrangements that may require us to relinquish rights to certain or potential markets, either of which could have a material adverse effect on our business, financial condition and results of operations. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in ownership dilution to our existing stockholders.

NEW ACCOUNTING PRONOUNCEMENTS


         In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment or Disposal of Long-Lived Assets. The provisions of the statement are effective for the year beginning January 1, 2002. The adoption of this standard did not have a material impact on the Company's financial statements.



         In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide



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alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of this statement are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company does not currently expect to adopt the fair value based method of accounting for stock-based employee compensation.


FOR THE YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE NINE MONTHS ENDED DECEMBER 31, 2000

         Net Sales and Gross Profit - The Company's sales to date have been limited. During the nine months ended December 31, 2000 and the 12 months ended December 31, 2001, net sales totaled $45,912 and $167,111 respectively. The increase was due to growth in sales of safety products for powered parking gates. We had a gross profit of $3,558 for the nine months ended December 31, 2000 and $74,345 for the twelve months ended December 31, 2001.

         Research and Development Expenses - Research and development expenses increased from $411,873 for the nine months ended December 31, 2000 to $452,482 for the twelve months ended December 31, 2001. On an annualized basis, these expenses decreased by $96,682. Such decrease was due principally to the increased focus on sales and marketing for products developed in prior periods. Notwithstanding this annualized overall decrease, during 2001 an additional in-house engineer was hired, as well as a professional engineering consultant to manage and implement stages of development. This accelerated effort increased costs in salaries/wages, insurance and professional fees.

         Selling, General and Administrative Expenses - Selling, general and administrative expenses increased from $862,228 for the nine months ended December 31, 2000 to $2,315,055 for the twelve months ended December 31, 2001. On an annualized basis, these expenses increased by $1,165,418. Such increase was principally due to the hiring of an additional corporate officer, a Vice President of Operations, three additional sales staff and an executive assistant/receptionist. Expenses also increased as a result of salary/wage increases, officer bonuses, and costs associated with the issuance of certain common stock options. The Company also began demonstration of its product nationally and internationally through participation at five major tradeshows, advertising in industry publications, production of video tapes and hiring a professional advertising agency service. Additional consulting fees were incurred in connection with trademark searches and international patents.

         Interest Expense - Net - During the nine months ended December 31, 2000 and the 12 months ended December 31, 2001 net interest expense totaled $15,435 and $9,708, respectively. The decrease was due to interest income from excess cash invested in money market funds.


FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2001



         Net Sales and Gross Profit - During the nine months ended September 30, 2001 and 2002, net sales totaled $88,589 and $170,201 respectively. The increase was due to the increase in sales of safety products for powered parking gates. The Company's sales to date have been limited. We had a gross profit of $40,562 for the nine months ended September 30, 2001 and $51,348 for the nine months ended September 30, 2002.



         Research and Development Expenses - During the nine month periods ended September 30, 2001 and 2002, research and development expenses totaled $235,870 and $599,943, respectively. The increase of $364,073 was due principally to the development of new product applications and prototypes. The cost of materials and supplies increased, two additional technicians were hired and the salary increased for an Engineer Manager, accounting for the increase in salary/wage, payroll taxes and insurance which constituted the principal cost increase for the nine months of 2002.



         Selling, General and Administrative Expenses - During the nine months ended September 30, 2001 and 2002, selling, general and administrative expenses totaled $1,405,112 and $1,966,642, respectively. The increase of $561,530 was principally due to advertising and marketing in connection with demonstrating products at nine tradeshows and hiring an outside advertising agency; seven months of patent amortization; increase in salary and wages and payroll taxes in connection with the addition of an officer and executive assistant, sales staff and other staff promotions, net of a reduction in officers' compensation; and an increase in office expenses due to various supplies for the additional personnel.



         Interest Expense - Net - During the nine months ended September 30, 2001 and September 30, 2002 net interest expense totaled $9,621 and $90,461 respectively. The increase was due to additional interest expense in connection with the RMI acquisition notes payable.


ITEM 3.  DESCRIPTION OF PROPERTY

         We lease approximately 28,000 square feet of manufacturing, marketing, development and office space in two buildings located in Northgate Business Park, Sarasota, Florida. We believe that our leased facilities are adequate and suitable for the implementation of our business plan. No zoning or other governmental requirements are required for the continued use of our facilities. One of the leases expires in March 2004, and the other lease expires in June 2004. The annual lease payments for the Company's facilities aggregate $200,400 plus taxes which we believe to approximate the local market rate for such facilities. The facilities are leased from non-affiliated parties. Each of the leases provides an option to purchase the building; however, we have no current plans to execute these options. With the exception of the potential exercise of the options contained in the leases, we have adopted a policy pursuant to which we do not invest in real estate, interest in real estate, real estate mortgages or securities issued based upon real estate activities. We maintain lease insurance which we believe is adequate.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the beneficial ownership of shares of our common stock, as of October 30, 2002, of (i) each person known by us to beneficially own 5% or more of such shares; (ii) each of our directors, executive officers, and significant employees named in the Summary Compensation Table; and (iii) all of our current executive officers, directors, and significant employees as a group. Except as otherwise indicated, all shares are beneficially owned, and the persons named as owners hold investment and voting power.

    Name and Address                                            Amount and Nature of Shares              Percentage
    of Beneficial Owner(1)                                         Beneficially Owned(2)                  Owned(2)
    -------------------------------------------------           ---------------------------              ----------
    William W. Dolan(3)                                                   3,262,156                         25.2%
    Stephen A. Michael(4)                                                 3,297,698                         25.5%
    H.R. Williams(5)                                                      1,188,486                          9.2%
    Samuel S. Duffey(6)                                                     474,572                          3.6%
    Edmund C. King(7)                                                       402,040                          3.1%
    Robert Knight(8)                                                        150,000                          1.2%
    Carl Parks(9)                                                            66,666                           .5%
    Robert Fergusson(10)                                                         --
    Jeffrey Jones(10)                                                            --
    Gregory J. Newell(11))                                                   10,000                          .08%
    John E. Scates(12)                                                        8,334                          .06%
    All directors, executive officers and significant
    employees as a group (10 persons)
    7,671,466 shares, 59.3% (approx.)

1. The business address for all of the foregoing persons is 4400 Independence Court, Sarasota, Florida 34234.

2. The percentage calculations are based on 12,934,988 shares which were outstanding as of October 30, 2002. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes voting power and/or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the number and the percentage of outstanding shares beneficially owned by the person holding such options but are not deemed outstanding for computing the percentage beneficially owned by any other person.

3.  Includes: (i) 1,365,460 shares held by Mr. Dolan as Trustee of the Spencer
    C. Duffey Irrevocable Trust, a Trust created by the Company's Chairman and Director, Samuel S. Duffey, for his son; (ii) 1,365,460 shares held by Mr. Dolan as Trustee of the Elizabeth R.. Duffey Irrevocable Trust, a Trust created by the Company's Chairman and Director, Samuel S. Duffey, for his daughter; (iii) 117,286 shares held by Mr. Dolan as Trustee of the Grace Duffey Irrevocable Trust, a Trust created by the Company's Chairman and Director, Samuel S. Duffey, for his former spouse; (iv) 393,950 shares owned by William W. Dolan; (v) Mr. Dolan's options to purchase 20,000 shares.

4.  Includes options to purchase 300,000 shares.

5. Includes 616,603 shares and options to purchase 446,804 shares held by the H.R. Williams Family Limited Partnership ("Partnership") and 125,079 shares held in the name of H.R. Williams individually

6. Includes 234,572 shares owned by Mr. Duffey's spouse, and 40,000 shares along with options to purchase 200,000 shares held by Duffey & Dolan, P.A., an entity controlled by Mr. Duffey. Mr. Duffey disclaims beneficial ownership of the Trusts set forth in footnote number (3) above in which Mr. Dolan serves as Trustee.

7. Includes 197,040 shares held in Mr. King's name, 5,000 shares held in the name of the King Family Trust, and Mr. King's options to purchase 200,000 shares.

8.  Represents options to purchase 150,000 shares.

9.  Includes options to purchase 66,666 shares.

10. No shares have been issued to this person nor does this person have options currently exercisable or exercisable within 60 days.

11. Includes options to purchase 10,000 shares.

12. Represents options to purchase 8,334 shares.

                                    ADVISORS

         Set forth below are Advisors who have been engaged by the Company and a description of the compensation arrangements with said Advisors.

INDUSTRY ADVISORY BOARD


         The Company has established an Industry Advisory Board to consist of industry experts and persons held in high regard within their industry. The Advisory Board currently has two members which are available on a limited basis to provide industry or market input as requested by the Company's officers and directors. The Industry Advisory Board provides a consultive function and is not part of the Company's Board of Directors which is discussed elsewhere in this document.


         Advisory Board Member, Linda Kauffman, the former Chairman of the Board of the International Parking Institute, provides the Company with expertise in the parking and traffic control industry. Ms. Kauffman provides consulting services on an "as available" basis and as compensation, was granted an Option in June 2001 to purchase 10,000 shares of the Company's common stock at $4.34 per share. The Option vests over a period of three years with one-third of the shares becoming eligible to purchase on each anniversary date of the grant, provided Ms. Kauffman has remained a consultant with the Company on the anniversary date. The Option's term is seven years.

         Advisory Board Member, Duane Cameron, is a member of the parking industry. Mr. Cameron provides consulting services on an "as available" basis and as compensation, was granted an option to purchase 10,000 shares of the Company's common stock at $3.00 per share. The Option was granted in July 2000. The Option is subject to vesting where one-third of the shares became eligible to purchase on the grant date, the second one-third on the anniversary date of grant, and the third one-third of the shares will become eligible for purchase on the second anniversary date of grant, provided Mr. Cameron has remained a consultant with the Company on the anniversary dates. Also in July 2000, Mr. Cameron was granted the right to be issued an additional option for the purchase of 10,000 shares at $3.00 per share if, as a result of the efforts of Mr. Cameron, the Company enters into contractual relationships with certain entities in the parking industry.

OTHER ADVISORS

         In January 2002, the Company engaged Hawk Associates, Inc. to provide investor relations consultation and services pursuant to an Engagement Agreement with an initial term of six and one-half months with an ongoing relationship thereafter which can be terminated by either party upon 30 days notice. Hawk Associates, Inc. is paid a fee of $6,600 per month and $400 per month to cover routine costs. Additionally, in January 2002, Hawk Associates, Inc. was granted an option to purchase up to 50,000 shares of the Company's common stock at a purchase price of $7.25 per share. The Option is exercisable for a period of seven years, and is subject to a vesting schedule over the initial 24-month period where 6,250 shares are released and become eligible for purchase at the end of each quarterly period during the 24-month vesting term, provided the Engagement Agreement between the Company and Hawk Associates, Inc. has remained in effect at the end of the quarterly period then in effect.


         In May 2002, the Company extended its international investor relations consultant arrangement with G.M. Capital Partners, Ltd. to assist in capital formation from potential investors which are neither U.S. citizens nor U.S. residents. A stock option entitling G.M. Capital Partners, Ltd. to purchase 500,000 shares of the Company's common stock at $3.50 per share, with certain registration rights attached, was issued in prepayment of the consulting fee for the year. The agreed value of the stock option and the consulting services was established at

$120,000. The stock option is considered fully vested and will be exercisable until December 31, 2005. Provided that the shares which may be purchased upon the exercise of the stock option have not been covered by a previous Registration Statement, the holder may, commencing on January 1, 2004 demand that the Company file and exercise reasonable efforts to effect a Registration Statement covering 250,000 shares. Additionally, provided that all 500,000 shares which may be purchased under the stock option have not been covered by a previous Registration Statement, commencing on July 1, 2003 the holder may demand that the Company file and exercise reasonable efforts to effect a Registration Statement covering the remaining 250,000 shares which may be purchased upon the exercise of the stock option. Both Registration Statements shall be at the cost of the Company.


         In December 1999, William Hyde, a financial consultant, was granted an option from SmartGate, L.C. for providing consulting services related to banking relationships and business development. The Option is for the purchase of 14,074 shares of the Company's common stock at a purchase price of $1.07 per share. The Option was exercised in December 2002.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board. There are no family relationships between any of the officers or directors of the Company.

         The directors, executive officers, and significant employees of the Company, are as follows:

                                                      Positions and Offices Presently
        Name                          Age                 Held with the Company
        -------------------           ---     ---------------------------------------------
        Stephen A. Michael            54      Director, President
        Edmund C. King                67      Director, Chief Financial Officer, Treasurer
        Samuel S. Duffey              56      Director
        Robert Knight                 45      Director
        Gregory J. Newell             52      Director
        John E. Scates                46      Director
        William W. Dolan              54      Secretary, General Counsel & Industry Liaison
        Carl A. Parks                 42      Vice President of Operations
        Robert T. Fergusson           56      Engineering Manager
        Jeffrey L. Jones              46      Sales and Market Development Manager

         There are no family relationships between any director, executive officer or significant employee.

         STEPHEN A. MICHAEL has served as our President and Director since February 9, 2000. Mr. Michael attended the School of Engineering at Ohio State University. Upon returning from military service in Vietnam, he attended the Schools of Business/Marketing at both Ohio State University and Franklin University. Mr. Michael has also attended the University of Wisconsin School of Engineering to acquire certification in the area of High Energy Surge Suppression and New York University School of Engineering for Advanced Studies in FRP (Fiber Reinforced Plastic) and Composites Engineering. Mr. Michael has served as President and

Director of SmartGate, L.C. since January 1997. SmartGate, L.C. became one of our subsidiaries in February 2000. Additionally, he has served as President and Director of SmartPlug, Inc. since January 1997 and President and Director of FlashPoint International, Inc. since October 2001. Mr. Michael has devoted a significant portion of his career to developing functional products, including participating in the development and marketing of the Panasonic Auto Sound-Car dealer system, the Fuzz Buster and the Sears KingFisher Boat.


         EDMUND C. KING has served as our Chief Financial Officer and Director since February 9, 2000. Mr. King has had a distinguished career in accounting and financial assistance to various industries. Until October 1, 1991, Mr. King was a partner in Ernst & Young, an international accounting and consulting firm. While at Ernst & Young, Mr. King was that firm's Southern California senior healthcare partner and prior to that directed the Southern California healthcare practice for Arthur Young & Company, one of the predecessor firms of Ernst & Young. During his 30 years with Ernst & Young, Mr. King counseled clients in structuring acquisitions and divestitures; advised on the development of strategic plans, resulting in implementation of successful business strategies; directed the preparation of feasibility studies; assisted with operational and financial restructuring; directed and supervised audits of client financial statements; and provided expert witness testimony and technical SEC consultation. Clients included leading corporations in various industries with primary emphasis in health care. Mr. King assisted with various financing transactions ranging in size from $5 million to over $800 million. These transactions included public equity offerings, sale/leaseback and debt placements. Commencing in 1999, Mr. King became a financial consultant to SmartGate, L.C. which we acquired in February 2000. Mr. King has served as Chief Financial Officer and Director of SmartPlug, Inc. since November 2000 and Chief Financial Officer and Director of FlashPoint International, Inc. since October 2001. From January 1992, Mr. King has been a general partner of Trouver, an investment banking and financial consulting partnership. Trouver has arranged approximately one billion dollars in financing for various healthcare clients. Mr. King is also a member of the Board of Directors of LTC Properties, Inc., a NYSE listed real estate investment trust.


         Mr. King is a graduate of Brigham Young University, having served on the National Advisory Council of that school's Marriott School of Management, and has completed a Harvard University management course sponsored by Ernst & Young. Mr. King also has served as Chairman of the HFMA's Long-Term Care Committee (Los Angeles Chapter) and is a past member of the National Association of Corporate Directors. He holds CPA certificates in the states of California and Utah and is a member of the American Institute of Certified Public Accountants. Mr. King has lectured and written extensively on healthcare industry financial matters.


         SAMUEL S. DUFFEY has served as a Director since February 9, 2000. Mr. Duffey has been named the Chairman of the Board of Directors and as such, presides at meetings of directors. Mr. Duffey is an attorney and consultant providing business and marketing support to various client companies regarding domestic and international marketing and finance. For more than the last five years, Mr. Duffey has served as President and Director of Duffey & Dolan, P.A., a Sarasota, Florida consulting and legal firm. Mr. Duffey graduated from Drake University with a degree in Business Administration-Marketing and Drake University Law School with a Juris Doctor Degree with honors. Mr. Duffey a prior staff trial attorney with the U.S. Securities and Exchange Commission. Mr. Duffey has served as Chairman and Director of SmartGate, L.C. since January 1997. SmartGate, L.C. became one of our subsidiaries in February 2000. Additionally, he has served as Chairman and Director of SmartPlug, Inc. since January 1997 and Chairman and Director of FlashPoint International, Inc. since October 2001. Mr. Duffey has practiced business law for more than 20 years assisting businesses in all aspects of growth and has assisted numerous companies in conducting initial public offerings (IPO).

         ROBERT KNIGHT has served as a Director of the Company since July 1998. Mr. Knight served as President and Secretary-Treasurer of the Company from 1998 until February 2000. Mr. Knight serves as Treasurer and Director of Advertain On-Line Inc. a position he has held since March 14, 2000. From September 1, 1998 to June 23, 1999 he served as President, Secretary - Treasurer and Director of Silverwing Systems Corporation. From September 1, 1998 Mr. Knight served as President and Director of Centaur BioResearch, Inc. From November 1997 Mr. Knight has served as President and Director of Peregrine Mineral Resources Group, Inc. From June 24, 1997 to February 1, 1999, he was the President and Director of ANM Holdings Corporation. From March 24, 1997 to July 1, 1998, Mr. Knight was President and director of AFD Capital Group. From November 12, 1996 to February 1, 1999, Mr. Knight was President and director of Biologistics, Inc. In November 1995 to September 1996 Mr. Knight was President and Director of BioQuest, Inc. (formerly Victoria Enterprises, Inc.). At the completion of the merger between Victoria Enterprises, Inc. and BioQuest, Inc., Mr. Knight resigned as President, Secretary and Treasury but remained a director until May 1998. Additionally, Mr. Knight has served as a Director of FlashPoint International, Inc. since October 2001. Mr. Knight has 15 years of experience in the public company arena and corporate finance.

         Mr. Knight completed a Masters in Business Administration, December 31, 1998 from Herriot-Watt University.

GREGORY J. NEWELL

         Ambassador Gregory J. Newell has served as a Director of the Company since June 13, 2002. Ambassador Newell is an international business development strategist and former: U.S. Ambassador; U. S. Assistant Secretary of State; and White House Commissioned Officer, having served under four U.S. Presidents. From 1992 to the present, Ambassador Newell has served as President of International Commerce Development Corporation in Provo, Utah, an international business consulting firm. From 1989 to 1991, Ambassador Newell served as President and International Development Strategist of Dow, Lohnes & Albertson International, a subsidiary of one of Washington, D.C.'s oldest and largest law firms. Ambassador Newell was U.S. Ambassador to Sweden from 1985 to 1989. Prior to that he was U.S. Assistant Secretary of State for International Organizational Affairs serving as the senior U.S. government official responsible for the formulation and execution of U.S. multilateral foreign policy in 96 international organizations including the United Nations, where he served as senior advisor to the 37th, 38th, 39th and 40th United Nations General Assemblies. He served as Director of Presidential Appointments and Scheduling and Special Assistant to President Ronald Reagan and Staff Assistant to President Gerald R. Ford. Ambassador Newell has also served on the boards of the Landmark Legal Foundation, Sutherland Institute and the Swedish-American Chamber of Commerce.

         JOHN E. SCATES, a garage door industry engineer and consultant, was appointed to the Company's Board of Directors on June 27, 2002. From June 1997 to the present, Mr. Scates has been President and Owner of Scates, Inc., a product design and failure analysis consultancy in Carrollton, Texas. From May 1993 to May 1997, Mr. Scates served as Manager of Research and Development for Windsor Door, Little Rock, Arkansas. From February 1985 to May 1993, Mr. Scates served as Manager of Structures at Overhead Door R & D/engineering, Dallas, Texas. Mr. Scates earned a BS Degree in Mechanical Engineering, Summa Cum Laude from Texas A & M University in 1979. Mr. Scates is licensed as a Professional Engineer in Florida and Texas.

         WILLIAM W. DOLAN has served as secretary, general counsel and industry liaison of the Company since November 2000. Mr. Dolan is an attorney and a member of the Florida Bar. For more than the last five years, Mr. Dolan has been Vice President of Duffey & Dolan, P.A., a consulting and legal firm. Mr. Dolan graduated from the University of Florida law school with honors and holds a Masters Degree in social work as well as a Bachelor of Arts Degree in political science from the St. Louis University. In his 12 years of corporate specialization, Mr. Dolan has assisted numerous clients in many phases of business law, including corporate organization, mergers and acquisitions, and private and public offerings.

SIGNIFICANT EMPLOYEES

         CARL A. PARKS has served as the Company's Vice President of Operations since August 2001. Mr. Parks has had over 20 years experience in many phases of electronic manufacturing including assembly methods, techniques, hiring personnel, defining processes and selecting equipment. Prior to joining the Company, in 2000 and 2001 Mr. Parks served as a Customer Development Manager at ProTek Electronics in Sarasota, Florida where Mr. Parks had direct responsibility for the location, qualification and booking of new business and where he developed and managed the Quotation procedure and Costing model. In 1999 and part of 2000, Mr. Parks served as a Customer Development Manager at MSI of Central Florida in Melbourne, Florida. At MSI, Mr. Parks directed all manufacturing operations including hiring a core management team and had direct responsibility for new business development. From 1994 to part of 1999, Mr. Parks served as a customer service engineer at Genesis Manufacturing in Oldsmar, Florida. At Genesis, Mr. Parks had direct responsibility for the location and qualification of new customers. In addition, Mr. Parks provided front-end engineering support for all new program start-ups and provided component level sourcing support to all new programs. Mr. Parks received an A.S. Business degree in 1983 from Manatee Junior College. He has also received 1,600 hours of special instructions in many phases of manufacturing technology.

         ROBERT T. FERGUSSON joined the Company in November 2001. In his 30 year career, Mr. Fergusson has been an electronic engineer with a background in electronics, optical and mechanical design, as well as extensive experience in engineering management. From 1973 until joining the Company, Mr. Fergusson served in various engineering capacities at Barry Wehmiller Electronics f/k/a Inex Vision Systems located in Clearwater, Florida and Denver, Colorado. During his career, Mr. Fergusson has been involved in the design and development of automatic on-line inspection equipment. Many of the pieces of equipment became industry standards in the glass container industry. Mr. Fergusson also served as Director of Engineering and Vice President of Engineering. Mr. Fergusson is also experienced in analog and digital (including PLD) design. He designed signal processing, interface and control circuits for various pieces of equipment. In addition, Mr. Fergusson has a mechanical background and has developed several innovative optical designs for improvement of inspection processes. Mr. Fergusson has traveled extensively in the U.S., Europe and Latin America to work with field service and sales in resolving technical problems and developing new business opportunities. In 1971, Mr. Fergusson received a Bachelors of Engineering Science in Electrical Engineering from Brigham Young University in Provo, Utah and an Associate of Science degree in 1968 at the College of Eastern Utah in Price, Utah.

         JEFFREY L. JONES joined the Company in July 2001 and became our Sales and Market Development Manager in March 2002. Mr. Jones' background is in management and sales. In 2001, prior to joining the Company, Mr. Jones served as a distribution manager at DeSears, a large appliance retailer located in Sarasota, Florida. From mid 1997 through the end of 2000, Mr. Jones served as an account manager at Old Dominion Freight Line in Tampa, Florida. From October 1996 to May 1997, Mr. Jones was the terminal manager at USF Duncan in Ft. Myers, Florida. Mr. Jones attended Valencia Community College and has completed a number of industry sales and management training courses.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table provides certain summary information concerning compensation paid to our executive officers, directors and significant employees for the years stated.

                         SUMMARY COMPENSATION TABLE (1)

                                                                                     Long Term Compensation
                                                                           ------------------------------------------
                                        Annual Compensation                          Awards                Payouts
                           -------------------------------------------- -------------------------------- ------------
     (a)              (b)       (c)             (d)           (e)             (f)            (g)             (h)        (i)
-------------------  ----  -------------  ------------- ---------------  --------------  --------------- ------------ -----------
                                                          Other Annual     Restricted     Securities        LTIP      All Other
Name and Principal             Salary          Bonus      Compensation       Stock        Underlying       Payouts   Compensation
   Position          Year       ($)             ($)           ($)          Award(s)($)   Options/SARs(#)     ($)         ($)
-------------------  ----  -------------  -------------  --------------  --------------  --------------- ------------ -----------
Stephen A. Michael,  2001  120,000(2)(i)  30,000(2)(ii)  65,444(2)(iii)  140,000(2)(iv)        --        30,000(2)(v)       --
President and        2000  105,000(3)(i)  21,000(3)(ii)   7,350(3)(iii)       --          300,000        30,000(3)(iv) 100,000(3)(v)
Director             1999   48,000(4)(i)      --          6,000(4)(ii)        --               --       30,000(4)(iii)      --
-------------------  ----  -------------  -------------  --------------  --------------  --------------- ------------ -----------
Samuel S. Duffey(5)  2001  120,000(6)(i)  30,000(6)(ii)  78,244(6)(iii)  140,000(6)(iv)        --        30,000(6)(v)       --
Chairman and         2000  105,000(7)(i)  21,000(7)(ii)   7,350(7)(iii)       --          300,000        30,000(7)(iv) 100,000(7)(v)
Director             1999   48,000(8)(i)      --          6,000(8)(ii)        --               --       30,000(8)(iii)      --
-------------------  ----  -------------  -------------  --------------  --------------  --------------- ------------ -----------
William W. Dolan,    2001   63,750(9)         --         14,261(9)(ii)    35,000(9)(iii)       --           --              --
Secretary, General   2000    7,500(10)        --          4,500(10)           --           20,000           --              --
Counsel and Industry 1999       --            --          2,000(11)           --               --           --              --
Liaison

         (1) For all individuals named in the foregoing table, compensation reflected is the aggregate of compensation paid by both the Company and SmartGate, L.C. for the period stated.

         (2) During the year 2001, Mr. Michael was paid the following compensation: (i) $120,000 base salary paid in cash; (ii) $30,000 bonus paid in cash; (iii) other annual compensation paid in cash consisting of an $8,400 car allowance and $57,044 as a cash reimbursement for the payment of taxes associated with the restricted stock award granted to Mr. Michael during the year; (iv) 40,000 shares of stock pursuant to a restricted stock award issued in 2001 which was valued at $3.50 per share on the date of grant; and (v) a long-term incentive plan award of $30,000 in the form of accrued salary which will not be paid until the Company has achieved adequate capitalization as determined by the independent members of the Board of Directors (the "Condition to Payment").

         (3) During the year 2000, Mr. Michael was paid the following compensation: (i) base salary of $105,000 paid in cash; (ii) a bonus of $21,000 paid in cash; (iii) a car allowance of $7,350 paid in cash; (iv) a long-term incentive plan award of $30,000 consisting of an accrued bonus which will not be paid until the Condition to Payment has been satisfied; and (v) $100,000 paid in cash upon the contribution of ownership of SmartGate, L.C. to the Company.

         (4) During the year 1999, Mr. Michael was paid the following compensation; (i) $48,000 in base salary of which $39,625 was paid in cash and $8,375 was temporarily accrued with employee's agreement; (ii) a $6,000 car allowance which was accrued; and (iii) a long-term incentive plan award of $30,000 consisting of accrued bonus which will not be paid until the Condition to Payment has been satisfied.

         (5) The compensation paid to Mr. Duffey, as reflected in this table, was received by Duffey & Dolan, P.A. pursuant to Mr. Duffey's employment arrangement with that entity. All compensation paid to either Mr. Duffey or Duffey & Dolan, P.A. during the periods covered is reflected in this table. For all periods subsequent to 2001, Duffey & Dolan, P.A. has provided no legal services to the Company and all compensation earned by Mr. Duffey was paid directly to Mr. Duffey.

         (6) During the year 2001, Mr. Duffey was paid the following compensation: (i) $120,000 base salary paid in cash; (ii) $30,000 bonus paid in cash; (iii) other annual compensation paid in cash consisting of an $8,400 car allowance and $69,844 as a cash reimbursement for the payment of taxes associated with the restricted stock award granted to Mr. Duffey during the year; (iv) 40,000 shares of stock pursuant to a restricted stock award issued in 2001 which was valued at $3.50 per share on the date of grant; and (v) a long-term incentive plan award of $30,000 in the form of accrued salary which will not be paid until the Condition to Payment has been satisfied.

         (7) During the year 2000, Mr. Duffey was paid the following compensation: (i) base salary of $105,000 paid in cash; (ii) a bonus of $21,000 paid in cash; (iii) a car allowance of $7,350 paid in cash; (iv) a long-term incentive plan award of $30,000 consisting of an accrued bonus which will not be paid until the Condition to Payment has been satisfied; and (v) $100,000 paid in cash upon the contribution of ownership of SmartGate, L.C. to the Company.

         (8) During the year 1999, Mr. Duffey was paid the following compensation; (i) $48,000 in base salary of which $18,000 was paid in cash and $30,000 was temporarily accrued with employee's agreement; (ii) a $6,000 car allowance which was accrued; and (iii) a long-term incentive plan award of $30,000 consisting of accrued bonus which will not be paid until the Condition to Payment has been satisfied.

         (9) During the year 2001, Mr. Dolan was paid the following compensation; (i) $63,750 in base salary which was paid in cash; (ii) other annual compensation consisting of $14,261 as a cash reimbursement for the payment of taxes associated with the restricted stock award granted to Mr. Dolan during the year, and a $3,200 car allowance which was accrued but paid in 2002; and (iii) 10,000 shares of stock pursuant to a restricted stock award which was issued in 2001 which was valued at $3.50 per share on the date of grant.

         (10) During the year 2000, Mr. Dolan was paid a salary of $7,500 in cash and a consulting fee of $4,500 in cash. The consulting fee was received by Duffey & Dolan, P.A. pursuant to Mr. Dolan's employment arrangement with that entity.

         (11) During the year 1999, Mr. Dolan was paid a consulting fee of $2,000 in cash, which was received by Duffey & Dolan, P.A. pursuant to Mr. Dolan's employment arrangement with that entity.

                   OPTIONS/SAR GRANTS IN LAST FISCAL YEAR 2002


                                     No. of Options                         Exercise
       Name                             Granted               %              Price         Expiration Date
------------------                   --------------          -----          --------       ---------------
Stephen A. Michael                      300,000              26.5%            $3.85            1/22/07
Samuel S. Duffey                        300,000              26.5%            $3.85            1/22/07
William W. Dolan                        100,000               8.8%            $3.85            1/22/07

         Aggregated option exercises in 2001 and 2001 year-end option values are as follows:


                                         Shares
                                        Acquired                        Number of Securities               Value of Unexercised
                                           On            Value       Underlying Unexercised Options   In-the-Money Options at Fiscal
Name and                                Exercise       Realized         at Fiscal Year End (#)                 Year End ($)
Principal Position (1)                    (#)             ($)        Exercisable    Unexercisable      Exercisable Unexercisable(2)
---------------------------------       --------       --------      ------------------------------   ------------------------------
Stephen A. Michael, President and
Director(3)                               --              --          200,000         100,000           100,000          50,000

Samuel S. Duffey, Chairman and
Director(3)(4)                            --              --          100,000         200,000            50,000         100,000

William W. Dolan, Secretary(3)            --              --           13,333           6,667                --              --

         (1) The table does not reflect options granted subsequent to December 31, 2001 under the Stock Compensation Plan - 2002.

         (2) The assumed fair market value (as opposed to the bid or ask price) is based upon the appraised value of the Company's common stock for the period December 31, 2001 at $3.50 per share, less the option exercise price. The exercise price for the persons listed was $3.00 per share except for Mr. Dolan whose exercise price was $4.96 per share.

         (3) For information on stock options granted to this person subsequent to the fiscal year end 2001, see the Stock Compensation Plan - 2002 Section below.

         (4) These options were issued to Duffey & Dolan, P.A., a professional corporation controlled by Mr. Duffey that earned consulting fees for providing services to the Company.

         (5) The table does not reflect options granted subsequent to December 31, 2001 under the Stock Compensation Plan - 2002.




STOCK COMPENSATION PLAN - 2000

         Pursuant to the Company's 2000 Employee, Director, Consultant and Advisor Stock Compensation Plan ("Plan") the below named directors, officers, and significant employees were among the persons (or entities) who received stock options for providing services to the Company. Pursuant to the Plan and the Option Agreements, the exercise price is the average market price of our stock during the ten-day period prior to the Option grant. All of the below-described options with the exception of the options issued to Duffey & Dolan, P.A. and John E. Scates are exercisable for a period of seven years from the date of grant; provided however, the shares which may be purchased are subject to vesting as follows: one-third of the shares vests on the grant date; another one-third of the shares vest one year from the grant date; and the final one-third of the shares vests two years from the grant date, provided the consultant or employee remains an officer, director, consultant or employee of the Company on the vesting dates. The options granted to Duffey & Dolan, P.A. and John E. Scates vests as follows: one-third of the shares vest on the first anniversary of the grant date; another one-third of the shares vests on the second anniversary of the grant date; and the final one-third of the shares vests on the third anniversary of the grant date, provided the holder remains an officer, director, consultant or employee of the Company on the vesting dates.

         On July 26, 2000, options were granted at an exercise price of $3.00 per share as follows:

            Stephen A. Michael.....................300,000 Shares
            Duffey & Dolan, P.A....................300,000 Shares
            Edmund C. King.........................200,000 Shares
            Robert Knight..........................150,000 Shares

         On December 20, 2000, an Option under the Plan to purchase 20,000 shares was granted to William W. Dolan at an exercise price of $4.96 per share.

         On May 17, 2001, an Option under the Plan to purchase 10,000 shares was granted to John E. Scates at an exercise price of $4.27 per share.

         On August 6, 2001, an Option under the Plan to purchase 100,000 shares was granted to Carl Parks at an exercise price of $5.32 per share.


         The total number of shares which may be purchased pursuant to options granted under the Plan, including those set forth above, is 1,200,000 shares. There will be no additional options granted under this Plan.


STOCK COMPENSATION PLAN - 2002

         On January 22, 2002, pursuant to the Company's 2002 Incentive Plan ("Plan - 2002") the below named directors, officers and significant employees were among the persons who received stock options for providing services to the Company. Pursuant to the Plan - 2002 and the Option Agreements, the exercise price is the fair market value of the Company's common stock on the date of grant. The Plan - 2002 provides for both qualified and non-qualified options. All of the options issued on January 22, 2002 are exercisable for a period of five years from the date of grant; provided however, the shares which may be purchased are subject to vesting as follows: one-third of the shares vest on the first anniversary of the grant date; another one-third of the shares vests on the second anniversary of the grant date; and the final one-third of the shares vests on the third anniversary of the grant date.

         The options granted on January 22, 2002 were at exercise prices of $3.85 and $3.50 per share as follows:

            Stephen A. Michael........300,000 shares.............$3.85
            Samuel S. Duffey..........300,000 shares.............$3.85
            Edmund C. King............125,000 shares.............$3.50
            Robert Knight............. 75,000 shares.............$3.50
            William W. Dolan..........100,000 shares.............$3.85
            Jeffrey Jones............. 25,000 shares.............$3.50
            Robert Fergusson.......... 25,000 shares.............$3.50

         On June 13, 2002, an Option under the Plan - 2002 to purchase 100,000 shares was granted to Gregory J. Newell at an exercise price of $5.10 per share. This Option has a term of seven years, and beginning September 30, 2002, vests quarterly over a period of 20 quarters with 5,000 shares vesting at the end of each quarter, and, in the event Mr. Newell terminates his service to the Company after June 13, 2005 for the primary purpose of returning to full-time government service, the balance of the option will continue to vest as provided in the Option Agreement.

         On June 27, 2002, Mr. Scates was granted an option to purchase 20,000 shares at $5.15 per share. This Option has a term of seven years, and beginning September 30, 2002, vests quarterly over a period of 8 quarters with 2,500 shares vesting at the end of each quarter.

         The total number of shares which may be purchased pursuant to options granted under the Plan - 2002, including those set forth above, is 1,130,000 shares. There are 370,000 shares reserved for additional (but yet to be identified) grants under the Plan - 2002.

COMPENSATION OF DIRECTORS

         The Company is currently establishing a formal plan for the compensation of its Board of Directors. Currently, directors are reimbursed for actual expenses incurred in connection with performing duties as directors and do not receive compensation for attendance at meetings, except that Messrs. Newell and Scates are each paid an annual director's fee of $10,000. Further, directors are, from time to time, granted options under the Company's various stock option plans, all of which are reflected in the tables presented elsewhere in this document.

EMPLOYMENT AGREEMENTS

         The Company has entered into employment agreements with the following officers:

         STEPHEN A. MICHAEL - Mr. Michael's Employment Agreement provides for an annual base salary of $150,000 ($30,000 of which is currently accruing until otherwise determined by the Board of Directors) plus an auto allowance of $8,400 per annum. Base salary automatically increases to $180,000 once the Company achieves three (3) consecutive months of profits from operations. Annually the Board of Directors reviews the base salary for potential increases based upon performance of the Company. Additionally, Mr. Michael is entitled to receive a bonus, as determined from time to time, by the Company's Board of Directors. The Agreement also provides for eight (8) weeks of paid vacation and entitlement to participate in any group plans or programs maintained by the Company, such as health insurance, etc. The contract is for a term of five (5) years which ends February 2005, and if the Company is profitable during the 12 month period immediately prior to the end of the term of the Agreement, the Agreement shall automatically be renewed for an additional five (5) year term under the same terms and provisions of the original contract. In the event of early termination of the Agreement by the Company, Mr. Michael would receive a severance consisting of base salary, bonuses and benefits that would have been due him during the five-year period following the date of such termination, paid in the same intervals as paid under the contract. Also, in the event of death, if the Company has life insurance in place, Mr. Michael's estate would receive a payment of $2,000,000, and if such insurance is not in place, Mr. Michael's estate shall receive an amount equal to the base salary for a period of five (5) years which may be payable at the same intervals as the compensation would have been paid had the employment been terminated by death. As part of the Employment Agreement, Mr. Michael entered into a Covenant Not to Compete and Confidentiality Agreement which are attached to the Employment Agreement.

         SAMUEL S. DUFFEY - Mr. Duffey's Employment Agreement provides for an annual base salary of $150,000 ($30,000 of which is currently accruing until otherwise determined by the Board of Directors) plus an auto allowance of $8,400 per annum. Base salary automatically increases to $180,000 once the Company achieves three (3) consecutive months of profits from operations. Annually the Board of Directors reviews the base salary for potential increases based upon performance of the Company. Additionally, Mr. Duffey is entitled to receive a bonus, as determined from time to time, by the Company's Board of Directors. The Agreement also provides for eight (8) weeks of paid vacation and entitlement to participate in any group plans or programs maintained by the Company, such as health insurance, etc. The contract is for a term of five (5) years which ends February 2005, and if the Company is profitable during the 12 month period immediately prior to the end of the term of the Agreement, the Agreement shall automatically be renewed for an additional five (5) year term under the same terms and provisions of the original contract. In the event of early termination of the Agreement by the

Company, Mr. Duffey would receive a severance consisting of base salary, bonuses and benefits that would have been due him during the five-year period following the date of such termination, paid in the same intervals as paid under the contract. Also, in the event of death, if the Company has life insurance in place, Mr. Duffey's estate would receive a payment of $2,000,000, and if such insurance is not in place, Mr. Duffey's estate shall receive an amount equal to the base salary for a period of five (5) years which may be payable at the same intervals as the compensation would have been paid had the employment been terminated by death. As part of the Employment Agreement, Mr. Duffey entered into a Covenant Not to Compete and Confidentiality Agreement which are attached to the Employment Agreement.

         WILLIAM W. DOLAN - Mr. Dolan's contract provides for an annual base salary of $120,000 plus an auto allowance of $8,400 per annum. Annually the Board of Directors reviews the base salary for potential increases based upon performance of the Company. Additionally, Mr. Dolan is entitled to receive a bonus, as determined from time to time, by the Company's Board of Directors. The Agreement also provides for six (6) weeks of paid vacation and entitlement to participate in any group plans or programs maintained by the Company, such as health insurance, etc. The contact is for a term of five (5) years which ends May 2006, and if the Company is profitable during the 12 month period immediately prior to the end of the term of the Agreement, the Agreement shall automatically be renewed for an additional five (5) year term under the same terms and provisions of the original contract. In the event of early termination of the Agreement by the Company, Mr. Dolan would receive a severance consisting of base salary, bonuses and benefits that would have been due him during the five-year period following the date of such termination, paid in the same intervals as paid under the contract. Also, in the event of death, if the Company has life insurance in place, Mr. Dolan's estate would receive a payment of $1,000,000, and if such insurance is not in place, Mr. Dolan's estate shall receive an amount equal to the base salary for a period of five (5) years which may be payable at the same intervals as the compensation would have been paid had the employment been terminated by death. As part of the Employment Agreement, Mr. Dolan entered into a Covenant Not to Compete and Confidentiality Agreement which are attached to the Employment Agreement.


         EDMUND C. KING - Mr. King's contract provides for an annual base compensation of $30,000 payable monthly, and bonuses as may be determined from time to time by the Company's Board of Directors. The contract calls for employment on a part-time basis and is for a term of three years which ends in February 2003. Mr. King's employment arrangement has been extended through February 2005. Commencing on October 1, 2002, the annual base salary has been increased to $120,000 for employment on a full time basis. It is anticipated that the extended contract will contain severance compensation. Mr. King entered into a Covenant Not to Compete and a Confidentiality Agreement which are attached to the Employment Agreement.


         CARL A. PARKS - In August 2001 the Company entered into an Employment Agreement with Mr. Parks for a term of three (3) years which terminates in August 2004 which provides for base salary of $70,000 per year and up to three
(3) weeks vacation. In the event of termination without cause, maximum severance compensation is six months compensation. As part of the Employment Agreement, Mr. Parks entered into a Covenant Not to Compete and Confidentiality Agreement which are attached to the Employment Agreement.

         ROBERT T. FERGUSSON - In November 2001 the Company entered into an Employment Agreement with Mr. Fergusson for a term of three (3) years which terminates in August 2004 which provides for base salary of $70,000 per year and up to three (3) weeks vacation. In the event of termination without cause, maximum severance compensation is six months compensation. As part of the Employment Agreement, Mr. Fergusson entered into a Covenant Not to Compete and Confidentiality Agreement which are attached to the Employment Agreement.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         On February 26, 2002, we acquired Radio Metrix Inc., a Florida corporation ("RadioMetrix"). RadioMetrix was formed in 1992 by certain individuals who later founded Invisa. RadioMetrix became the exclusive worldwide licensee of the InvisaShield(TM) technology in 1992. It began research and development efforts following obtaining the exclusive worldwide license and in 1997, granted a sublicense limited to safety applications to Invisa. The assets of RadioMetrix were acquired more than two years before its acquisition by Invisa, with the exception of a patent. The patent was purchased by RadioMetrix on January 8, 2002 pursuant to a Purchase Agreement dated October 9, 2000. The purchase price paid by RadioMetrix for the patent was $1,200,000. The RadioMetrix agreement to purchase the patent required a closing, with payment, by January 8, 2002 which was before the closing of the planned acquisition of RadioMetrix by Invisa. Accordingly, as part of its acquisition of RadioMetrix, Invisa loaned approximately $550,000 to RadioMetrix to enable RadioMetrix to timely close its purchase of the patent. In acquiring RadioMetrix, Invisa acquired ownership of the patent and the $550,000 Note became an intercompany debt.


         Pursuant to this acquisition, RadioMetrix was merged into a subsidiary which we incorporated specifically for this transaction. Because each of the RadioMetrix shareholders had pre-existing relationships with us, the transaction was approved by the Board Members having no affiliation, stock ownership or other relationship with RadioMetrix ("Independent Committee of Directors"). The Independent Committee of Directors was represented by legal counsel. Additionally, it received advice as to the financial fairness of the transaction from a national firm experienced in financial valuation and consulting. The relationships of our officers, directors or substantial shareholders with RadioMetrix at the date of the acquisition were:


                                                                                            % Ownership in     % Ownership in
                          Invisa, Inc.                            Radio Metrix Inc.        Radio Metrix Inc.    Invisa, Inc.
                          ------------------------------------    --------------------     -----------------   --------------
Stephen A. Michael        Director, President, and shareholder    Director, President,           42.5%             22.82%
                          of Invisa, Inc., and founder,           and Principal
                          manager and former member of            Shareholder
                          SmartGate, L.C.

Elizabeth Duffey
Irrevocable Trust(1)      Principal Shareholder.                  Principal Shareholder.         21.3%             10.33%

Spencer Duffey
Irrevocable Trust(1)      Principal Shareholder.                  Principal Shareholder.         21.3%             10.33%

Samuel S. Duffey(1)       Chairman, Director, and shareholder     Officer and Director.                             1.90%
                          of Invisa, Inc., and founder,
                          manager and former member of
                          SmartGate, L.C.

Robert T. Roth            Shareholder, Director, and former       Director and                   10.0%              5.22%
                          manager and member of SmartGate, L.C.   Shareholder

William W. Dolan(2)       Officer and Shareholder, and former     Officer and Shareholder         4.9%              3.02%
                          member of SmartGate, L.C.

         (1) These are family trusts created by Samuel S. Duffey for his adult children who are the beneficiaries.

         (2) Mr. Dolan is the Trustee of the family trusts created for Mr. Duffey's adult children.


         At the closing of Invisa's purchase of RadioMetrix, the patent was subject to a previous pledge as collateral for a twenty-four (24) month Promissory Note in the principal amount of $600,000 which was made by RadioMetrix when it purchased the patent. The party which sold the patent to RadioMetrix was not affiliated with either the RadioMetrix shareholders or Invisa(TM). As a further result of the acquisition of RadioMetrix, the Company eliminated its obligation to pay ongoing royalty fees in connection with its sale of safety products based upon the InvisaShield(TM) technology while expanding its access to all presence sensing market segments outside of safety, including access to the security market and other markets ("Technology Purchase from RadioMetrix").



         The consideration paid by Invisa for the RadioMetrix acquisition was divided between fixed payments of stock, notes, and ongoing royalty which is described herein and potential purchase consideration in the form of additional stock and notes which we may be required to pay if certain performance or other conditions are satisfied. The fixed consideration paid for RadioMetrix was: (i) 435,000 shares of restricted Invisa(TM) common stock; (ii) $1,300,000 payable by two Promissory Notes consisting of: (a) a $500,000 Promissory Note payable at 10% interest until August 25, 2003, at which time the rate becomes 15% due monthly and principal due February 25, 2006; and (b) $800,000 Promissory Note payable at 7% interest due monthly and principal due April 25, 2003. The Promissory Note was extended by the Company's non-interested directors for an additional one-year term with interest at 15% per annum. The Note may be prepaid without penalty; and (iii) a quarterly revenue based payment equal to 7% of all security revenue earned by us on the Technology Purchased from RadioMetrix. This royalty based payment will be paid one-half in cash and one-half in stock. This royalty based payment may be terminated by us at any time for a one-time payment in an amount to be determined by appraisal. This royalty based payment will continue unless and until it is terminated. As part of the purchase of RadioMetrix, we may be required to issue additional purchase consideration if certain performance or other conditions are met: (i) If and when our operations incorporating the RadioMetrix technology, exclusive of the sale of safety products for the powered closure industry, are no longer considered development stage as defined by general accounting principles, we will be required to pay the following additional purchase consideration for RadioMetrix: (a) a $4,500,000 Promissory Note payable in one installment due 60 months from the sale with accrued interest of nine percent. While outstanding, the Promissory Note may, at the discretion of the holder, be converted into shares of Invisa, Inc. common stock at the conversion ratio of one share of Invisa, Inc. common stock for each $5.00 of principal and interest; (b) 1,125,000 shares of Invisa, Inc. common stock; provided however, in the event, at the time of issuance, the aggregate market value of the shares of the 1,125,000 common stock is less than $4,500,000, the Board of Directors may increase the number of shares to be issued in order that the aggregate market value of the shares issued is at least $4,500,000; and (ii) if and when we have minimum revenue of $25,000,000 from the Technology Purchased from RadioMetrix, $4,000,000 in pre-tax profits from the sale of products from the Technology Purchased from RadioMetrix, our common stock trades at an average closing price of more than $15 per share for a 30-day period, or we have a change of control, we will be required to issue, as additional purchase consideration, an additional 3,750,000 shares of our common stock. "Change of Control" shall mean that Invisa has: entered into a merger transaction in which

Invisa is not the survivor; or sold shares representing sixty (60%) percent or more of the then outstanding shares in a transaction; or sold all or substantially all (i.e. - seventy [70%] percent or more of the fair market value) of the RadioMetrix technology related assets; or sold or granted a master license to the RadioMetrix technology to a third party in which the stockholders are different than the stockholders of Invisa.

         On February 9, 2000 we purchased SmartGate, L.C. principally from the same group of related parties which previously owned RadioMetrix. Our acquisition of SmartGate, L.C. resulted in the issuance of 7,743,558 shares of Invisa(TM) common stock to the SmartGate, L.C. members which represented approximately 74% of our outstanding capital stock at that date. As a result of this transaction, we agreed to subsequently make loans to certain of the SmartGate, L.C. members should same be required to fund IRS recapture tax obligations imposed as a result of this transaction. As a result of this obligation, in October 2001, we loaned approximately $74,384 to Mr. Michael, and approximately $71,810 to Mr. Duffey, pursuant to unsecured five-year Promissory Notes.

         Pursuant to an agreement made in 1992 between RadioMetrix and an individual who introduced RadioMetrix to the inventors of the InvisaShield(TM) technology, RadioMetrix was to pay the individual a royalty of 5% of adjusted gross income from products sold (which obligation could be terminated at any time with a one-time payment of $200,000 less amounts previously paid) as compensation for the introduction and future assistance provided in connection with the commercialization of the technology. In 1999, as a result of the unavailability of the individual, RadioMetrix asserted breach of the Agreement and provided notice of termination. Should the termination be successfully challenged, the Company's maximum potential obligation under a contractual provision permitting termination without cause would be $200,000 plus interest and collection cost. The Company has had no contact nor received any notification from the contract party for a number of years which includes a period of approximately 1 1/2 years since the termination.

         Our Chairman, Mr. Duffey, and our Secretary, Mr. Dolan, are members of Duffey & Dolan, P.A., a legal and consulting firm which was compensated for services provided during 2001 (see Summary Compensation footnote (6)). Subsequent to January 1, 2002, neither Mr. Duffey, Mr. Dolan nor Duffey & Dolan, P.A. provided any legal services to the Company through Duffey & Dolan, P.A. and Mr. Duffey's sole capacity with the Company is that of chairman and Mr. Dolan's sole capacity with the Company is that of secretary and legal counsel.

         The following officers or directors entered into loan transactions associated with the purchase of common stock with SmartGate, L.C. before it was acquired by us and became a wholly owned subsidiary. As a result of these pre-acquisition transactions, we have the following notes receivable: Stephen A. Michael - $375,000, Samuel S. Duffey - $375,000 and Edmund C. King - $210,000.

         One of the Company's principal shareholders is H.R. Williams ("Mr. Williams") and his family limited partnership, the H.R. Williams Family Limited Partnership ("HRW Partnership"). The Company's transactions with Mr. Williams or the HRW Partnership are summarized below:


1. In March 1999, Mr. Williams subscribed for 446,804 shares of the Company's wholly owned subsidiary, SmartGate, L.C. As part of the subscription, Mr. Williams: (a) paid $59,523 in cash; (b) agreed to loan the Company $25,000 pursuant to a Promissory Note with interest at prime ("the $25,000 Note"); (c) agreed to sublease SmartGate, L.C. space to conduct its operations in a building leased by the HRW Partnership; and (d) agreed to guarantee a line of credit for SmartGate, L.C. at the Regions Bank in Bradenton, Florida in the amount of $150,000 ("Credit Facility"). As part of the Subscription Agreement, SmartGate, L.C. granted the HRW Partnership (see Security Ownership of Certain Beneficial Owners and Management) an option to purchase 446,804 shares at a purchase price of $1.07 per share. The Option will remain exercisable until the last to occur of: (i) 245 days following either the Company's payoff of a Credit Facility guaranteed by H.R. Williams;
         (ii) the date Mr. Williams' guarantee of the Credit Facility is released; or (iii) one year following the date when certain shares owned by Mr. William or HRW Partnership are free of transfer restrictions.

2. In May 2001, the Company issued 164,799 shares of its common stock to the HRW Partnership as its landlord. Pursuant to the Sublease Agreement entered into between SmartGate, L.C. and the HRW Partnership as landlord in March 1999, SmartGate, L.C. was granted the right to pay its rent to the HRW Partnership as landlord, either in cash or in stock, and if paid in stock, it would be paid at the rate of one share for each $0.50 of rent owed. For the period from the inception of the Lease in March 1999 through August 2000, the Company elected to pay the approximate 19 months of rent with stock resulting in this issuance of 164,799 shares to the HRW Partnership as landlord.


3.       In March 2002, the Company repaid the $25,000 Note in full.



4. In October 2002, Mr. Williams agreed to guarantee an additional $150,000 of credit in addition to the $150,000 currently outstanding. We agreed to issue 5,000 shares to HRW Partnership in consideration for this agreement. We further agreed that, to the extent we borrow any funds under the extended guarantee (i.e. - in excess of the original $150,000 line of credit) we will grant to HRW Partnership an option to purchase, at $2.50 per share, one share of our common stock for each dollar borrowed. To date, no options have been issued under this agreement.


         Stephen A. Michael, Samuel S. Duffey and Robert T. Roth may be considered founders or promoters of SmartGate, L.C. The consideration paid to these individuals is discussed elsewhere herein. Bob Knight and G.M. Capital Partners, Ltd. may be considered founders or promoters of the Company. Discussion of the consideration received by them is discussed elsewhere in this document.

ITEM 8.  DESCRIPTION OF SECURITIES

         We are authorized to issue 25,000,000 shares of common stock, $0.001 par value per share, of which 12,934,988 shares were issued and outstanding as of October 30, 2002. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders. While specific information regarding stock options is presented in tables elsewhere herein, in summary, the Company has 2,305,880 stock options outstanding which are vested and 1,317,125 stock options outstanding which, at October 15, 2002, have not vested. Additionally, the Company may be potentially required to issue additional shares under non-vested earn-out provisions contained in the Company's acquisition of RadioMetrix (see "Certain Relationships and Related Transactions").

         The holders of common stock (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have pre-emptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

         The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

MARKET INFORMATION


         Since July 26, 2000, our common stock has traded in the over the counter market through Pink Sheet, LLC under the symbol INSA (previously SGTI). The principal market for our common stock is in the "Pink Sheets". The following table sets forth the range of high and low bids to purchase our common stock through October 31, 2002. Such prices represent quotations between dealers, without dealer mark-up, mark-down, or commissions, and may not represent actual transactions.


                             Quarter                         High Bid                    Low Bid
                       -------------------                  ---------                 -----------
                       Third Quarter 2000                       4.25                      2.00
                       Fourth Quarter 2000                     5.125                      4.50

                       First Quarter 2001                      5.125                      1.01
                       Second Quarter 2001                      4.50                     1.125
                       Third Quarter 2001                       6.75                      3.75
                       Fourth Quarter 2001                      7.25                      4.00

                       First Quarter 2002                       7.00                      3.00
                       Second Quarter 2002                      5.80                      3.75
                       Third Quarter 2002                       5.55                      2.50

         On October 15, 2002, the closing bid and closing ask prices for shares of our common stock in the over-the-counter market, as reported by Pink Sheets, LLC were $3.25 and $3.50 per share respectively.

         We believe that there are presently six market makers for our common stock. When stock is traded in the public market, characteristics of depth, liquidity and orderliness of the market may depend upon the existence of market makers as well as the presence of willing buyers and sellers. We do not know if these or other market makers will continue to make a market in our common stock. Further, the trading volume in our common stock has historically been both sporadic and light.

         As of October 15, 2002, we had an aggregate of 90 shareholders of record as reported by our transfer agent, Liberty Transfer Co. Certain shares are held in the "street" names of securities broker dealers and we do not know the number of shareholders which may be represented by such securities broker dealer accounts.

REPORTS TO SECURITY HOLDERS

         The Company intends to furnish its stockholders with annual reports containing financial statements as soon as practicable at the end of each fiscal year. The Company's fiscal year ends on December 31. In addition, the Company may from time to time issue unaudited interim reports and financial statements.

DIVIDEND POLICY

         The payment by the Company of dividends, if any, in the future, rests within the sole discretion of its Board of Directors. The payment of dividends will depend upon our earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not declared any cash dividends since its inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS AS OF THE END OF 2001

                      EQUITY COMPENSATION PLAN INFORMATION

                                           Number of securities to be       Weighted average           Number of
                                            issued upon exercise of        exercise price of      securities remaining
                                              outstanding options,        outstanding options,    available for future
              Plan category                  warrants and rights          warrants and rights           issuance
--------------------------------------     --------------------------     --------------------    --------------------
                                                      (a)                         (b)                     (c)
--------------------------------------     --------------------------     --------------------    --------------------
Equity compensation plans approved by
security holders                                     - 0 -                       - 0 -                   - 0 -

Equity compensation plans not approved
by security holders                                1,650,880                      2.62                  10,000

Total                                              1,650,880                                            10,000


         The table above reflects the Company's Equity Compensation Plans as of the end of its latest fiscal year end - 2001 that have not been approved specifically by securities holders. The Company has stock option plans and several individual compensation arrangements established and approved by the Board of Directors.


         As part of the total in column (a) above, in March 1999, SmartGate, L.C. granted the H.R. Williams Family Limited Partnership ("HRW Partnership"), a shareholder of the Company (see Item 4. Security Ownership of Certain Beneficial Owners and Management) and (Item 7. Certain Relationships and Related Transactions) an option to purchase 446,804 shares at a purchase price of $1.07 per share. This Option is fully vested. The Option will remain exercisable until the last to occur of: (i) 245 days following either the Company's payoff of a Credit Facility guaranteed by H.R. Williams; (ii) the date Mr. Williams' guarantee of the Credit Facility is released; or (iii) one year following the date when certain shares owned by Mr. William or HRW Partnership are free of transfer restrictions.

         As part of the total in column (a) above, in December 1999, William Hyde, a financial consultant, was granted an option from SmartGate, L.C. for providing consulting services related to banking relationships and business development. The Option is for the purchase of 14,074 shares of the Company's common stock at a purchase price of $1.07 per share. The Option exercised in December 2002.

         As part of the total in column (a) above, in July 2000, the Company's Board of Directors adopted the Company's 2000 Employee, Director, Consultant and Advisor Stock Compensation Plan ("Plan") which provided for the granting of options to purchase the Company's common stock to employees, directors, consultants and advisors who had rendered or are rendering or expected to continue to render services to the Company. Pursuant to the Plan and the option agreements issued thereunder, the exercise price is the average market price of the Company's common stock during the ten-day period prior to the option grant date. All of the options granted under the Plan are exercisable for a period of seven years from the date of grant. The Plan provided for a maximum of 1,500,000 shares of the Company's common stock to be issued.

         In 2000, 1,080,000 options were issued under the Plan, ranging in price from $3.00 to $4.96 per share; of these 9,998 were cancelled. In 2001, 120,000 options under the Plan were issued ranging in price from $4.27 to $5.32. All of the options granted under the Plan are subject to a vesting schedule as set forth in each individual option agreement. In the case of 880,000 of the options issued under the Plan, one-third of the shares vests on the grant date; another one-third of the shares vests one year from the grant date; and the final one-third of the shares vests two years from the grant date, provided the holder remains an officer, director, consultant or employee of the Company on the vesting dates. In the case of 320,000 of the options issued under the Plan, one-third of the shares vests one year from the grant date; another one-third of the shares vests two years from the grant date; and the final one-third of the shares vests three years from the grant date, provided the holder remains an officer, director, consultant or employee of the Company on the vesting dates.

         The total number of shares which may be purchased pursuant to options granted under the Plan is 1,200,000 shares (this includes 10,000 additional shares which may be issued to a consultant if certain performance conditions are met). There will be no additional options granted under this Plan.

         Not reflected in the table above is a Stock Option Plan and three individual equity compensation arrangements established and authorized by the Board of Directors in 2002, summarized as follows:

2002 INCENTIVE PLAN

         On January 22, 2002, the Company adopted the 2002 Incentive Plan ("Plan-2002"). Under the Plan-2002, the Company has reserved an additional 1,500,000 shares of common stock eligible to current and prospective employees, consultants and directors. The options granted are subject to a vesting schedule as set forth in each individual option agreement. Pursuant to the Plan-2002 and the option agreements, the exercise price is the fair market value of the Company's common stock on the date of grant. The Plan-2002 provides for both qualified and non-qualified options.

         The Plan-2002 shall continue until the earlier of: (i) its termination by the Company's Board of Directors; or (ii) the date on which all shares of common stock available for issuance under the Plan-2002 have been issued and all restrictions on such shares under the terms of the Plan-2002 and the option agreements have lapsed; or (iii) ten years from the Plan-2002's adoption date of January 22, 2002.

         On January 22, 2002, pursuant to the Plan-2002, the Company issued 1,010,000 options to its officers, directors and employees. Both qualified and non-qualified options were issued on January 22, 2002. The exercise prices of the options issued on January 22, 2002 were $3.85 and $3.50. All of the options issued on January 22, 2002 are exercisable for a period of five years from the date of grant; provided however, the shares which may be purchased are subject to vesting as follows: one-third of the shares vest on the first anniversary of the grant date; another one-third of the shares vests on the second anniversary of the grant date; and the final one-third of the shares vests on the third anniversary of the grant date.

         On June 13, 2002, an Option under the Plan - 2002 to purchase 100,000 shares was granted to a new Company Director, Gregory J. Newell at an exercise price of $5.10 per share (see Executive Compensation). This Option has a term of seven years, and beginning September 30, 2002, vests quarterly over a period of 20 quarters with 5,000 shares vesting at the end of each quarter, and, in the event Mr. Newell terminates his service to the Company after June 13, 2005 for the primary purpose of returning to full-time government service, the balance of the option will continue to vest as provided in the Option Agreement.

         On June 27, 2002, a new Company Director, John E. Scates was granted an option to purchase 20,000 shares at $5.15 per share (see Executive Compensation). This Option has a term of seven years, and beginning September 30, 2002, vests quarterly over a period of 8 quarters with 2,500 shares vesting at the end of each quarter.

         The total number of shares which may be purchased pursuant to options granted under the Plan-2002, including those set forth above, is 1,130,000 shares. There are 370,000 shares reserved for additional (but yet to be identified) grants under the Plan-2002.

2002 INDIVIDUAL EQUITY COMPENSATION ARRANGEMENTS

         In January 2002, Hawk Associates, Inc., the Company's domestic investor relations' representative was granted an option to purchase up to 50,000 shares of the Company's common stock at a purchase price of $7.25 per share. The Option is exercisable for a period of seven years, and is subject to a vesting schedule over the initial 24-month period where 6,250 shares are released and become eligible for purchase at the end of each quarterly period during the 24-month vesting term, provided the Engagement Agreement between the Company and Hawk Associates, Inc. has remained in effect at the end of the quarterly period then in effect.


         In May 2002, the Company extended its international investor relations consultant arrangement with G.M. Capital Partners, Ltd. to assist in capital formation from potential investors which are neither U.S. citizens nor U.S. residents. A stock option entitling G.M. Capital Partners, Ltd. to purchase 500,000 shares of the Company's common stock at $3.50 per share, with certain registration rights attached, was issued in prepayment of the consulting fee for the year. The agreed value of the stock option and the consulting services was established at $120,000. The stock option is considered fully vested and will be exercisable until December 31, 2005. Provided that the shares which may be purchased upon the exercise of the stock option have not been covered by a previous Registration Statement, the holder may, commencing on January 1, 2004 demand that the Company file and exercise reasonable efforts to effect a Registration Statement covering 250,000 shares. Additionally, provided that all 500,000 shares which may be purchased under the stock option have not been covered by a previous Registration Statement, commencing on July 1, 2004 the holder may demand that the Company file and exercise reasonable efforts to effect a Registration Statement covering the remaining 250,000 shares which may be purchased upon the exercise of the stock option. Both Registration Statements shall be at the cost of the Company.

         In October 2002, Mr. H. R. Williams, one of the Company's principal shareholders, (see Item 4. "Security Ownership of Certain Beneficial Owners and Management" and Item 7. "Certain Relationships and Related Transactions") agreed to guarantee an additional $150,000 of credit in addition to the $150,000 currently outstanding. We issued 5,000 shares to H. R. Williams Family Limited Partnership ("HRW Partnership") in consideration for this agreement. We further agreed that, to the extent we borrow any funds under the extended guarantee (i.e. - in excess of the original $150,000 line of credit we will grant to HRW Partnership an option to purchase, at $2.50 per share, one share of our common stock for each dollar borrowed. To date, no options have been issued under this agreement.

         On October 28, 2002, we borrowed $200,000 from a non-affiliated party. The loan bears interest at 15% per annum, payable in advance. We issued a four-year Warrant, together with registration rights commencing after June 28, 2004 to purchase 200,000 shares of our common stock at an exercise price varying from $1.00 to $3.00 per share depending upon the date of loan repayment. We pledged 500,000 shares of our common stock as collateral for the loan, which will be returned to the Company upon loan repayment or delivered to the lender as full loan repayment in the event of default. All principal and interest are payable on February 28, 2003, subject to extension to April 28, 2003 upon the issuance of a four-year option to purchase an additional 50,000 shares at $1.00 per share.

TRANSFER AGENT

         The Transfer Agent for the common stock of the Company is Liberty Transfer Co., 274B New York Avenue, Huntington, New York 11743.

ITEM 2.  LEGAL PROCEEDINGS


         On October 23, 2002, our wholly owned subsidiary, SmartGate, L.C. was named as a party to litigation commenced by Maria and Alfred Mangano. The litigation seeks damages arising from an alleged injury from a parking gate. The lawsuit alleges that the parking gate was equipped with a SmartGate safety product and that SmartGate, L.C. was negligent, engaged in acts of product liability, sold a defective product, and/or breached warranties. The lawsuit was recently filed and we are in the process of gathering and accessing information. We intend to vigorously defend this litigation. The lawsuit is currently being defended under our products liability insurance policy which provides $4,000,000 of coverage per occurrence and in the aggregate. Other than as described above, the Company is not presently a party to any material litigation or to the knowledge of management is any litigation threatened against the Company, which may materially affect the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         There have been no disagreements with our independent accountants over any item involving the Company's financial statements. Our independent accountants are Grant Thornton LLP, 101 East Kennedy Blvd, Tampa, Florida 33602-5154.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


         From October 1, 1999 through October 31, 2002, we sold the following unregistered securities:

         From approximately October 1999 through January 2000 the Company sold 295,000 shares of its common stock. There were no underwriters involved in the sale. The shares were sold to 18 purchasers consisting of 13 U.S. investors believed to be accredited, and five suitable and sophisticated non-U.S. residents. The shares were sold for cash at $1.00 per share at an aggregate offering price of $295,000. Aggregate finder's fees of approximately $29,500 were paid with offering expenses of approximately $20,000. The Company conducted the offering pursuant to an exemption from registration for limited offerings (not exceeding $1,000,000) provided by Rule 504 of Regulation D under the Securities Act of 1933 as amended (the "Act").

         In December 1999, before its acquisition by the Company, SmartGate, L.C. granted 985,000 common stock options to certain employees and officers. The exercise price was at $1.00 per share. All of the options were exercised with notes. All of the notes (except for one which is due to be repaid in December 2007) are due to be repaid in December 2004. The options were issued pursuant to 701 of the Act.


         In December 1999, William Hyde, a financial consultant, was granted an option from SmartGate, L.C. for providing consulting services related to banking relationships and business development. The Option is for the purchase of 14,074 shares of the Company's common stock at a purchase price of $1.07 per share. The Option was exercised in December 2002. This Option was issued pursuant to Rule 701 of the Act.

         In February 2000, the Company sold 657,923 shares of its common stock. There were no underwriters involved in the sale. The shares were sold to five purchasers consisting of two U.S. investors believed to be accredited, and three suitable and sophisticated non-U.S. residents. The shares were sold for cash at $1.804 per share at an aggregate offering price of $1,187,000. Aggregate finder's fees of approximately $104,364 were paid (with aggregate offering expenses of approximately $30,000). The Company conducted the offering pursuant to an exemption from registration for limited offerings provided by Rule 506 of Regulation D under the Act.

         Also in February 2000, the Company issued a total of 7,743,558 shares of its common stock as part of the closing of a Contribution Agreement ("Agreement") between the Company and the 16 members of SmartGate, L.C., a Florida limited liability company. The transaction was a "tax free" contribution of property under Section 351 of the Internal Revenue Code of 1986 as amended, pursuant to which, as a single consolidated transaction, the Company exchanged the 7,743,558 shares for 100% of the outstanding stock of SmartGate, L.C.. As the issuance of the shares to the 16 SmartGate, L.C. members pursuant to the Agreement represented a transaction by an issuer (i.e.
- the Company) not involving any public offering, the shares were issued pursuant to the private offering exemption set forth in Section 4(2) of the Act. As a result of the transaction, the Company acquired SmartGate, L.C. which became a wholly owned subsidiary of the Company.

         From approximately May 2000 through April 2001, the Company sold 337,000 shares of its common stock. Sales were limited to non-US investors and there were no underwriters involved in the sale. The shares were sold to 15 purchasers who are suitable or sophisticated non-U.S. residents. The shares were sold for cash at $3.00 per share at an aggregate offering price of $1,011,000. Aggregate finder's fees were paid of approximately $101,100 (with aggregate offering expenses of approximately $40,000). The Company conducted the offering pursuant to an exemption from registration for limited offerings (not exceeding $5,000,000) provided by Rule 505 of Regulation D under the Act.

         In July 2000, the Company, pursuant to its 2000 Employee, Director, Consultant, and Advisor Stock Compensation Plan (the "2000 Plan"), granted options to purchase a total of 1,062,500 shares to a total of 14 persons consisting of officers, directors, consultants or employees at an exercise price of $3.00 per share. 10,000 of these options are contingent, and 8,332 were cancelled. The Company issued the options under the 2000 Plan pursuant to Rule 701 of the Act.


         In December 2000, the Company, pursuant to its 2000 Plan, issued options to three employees to purchase an aggregate of 27,500 shares at an exercise price of $4.96 per share. 1,666 of these options were cancelled. These options were issued pursuant to Rule 701 of the Act.

         In May 2001, the Company, pursuant to its 2000 Plan, issued an option to an Advisory Board Member/Consultant to purchase 10,000 shares at an exercise price of $4.27 per share. This option was issued pursuant to Rule 701 of the Act.

         In May 2001, the Company issued 164,799 shares of its common stock to its prior landlord, (Company shareholder, H.R. Williams Family Limited Partnership ["Landlord"]). Pursuant to the Sublease Agreement entered into between SmartGate, L.C. and the Landlord in March 1999, SmartGate, L.C. was granted the right to pay its rent to the Landlord either in cash or in stock, and if paid in stock, it would be paid at the rate of one share for each $0.50 of rent owed. For the period from the inception of the Lease in March 1999 through August 2000, the Company elected to pay the approximate 19 months of rent with stock resulting in this issuance of 164,799 shares to the Landlord. As the issuance of the shares to the Landlord pursuant to the Sublease Agreement represented a transaction by an issuer (i.e. - the Company) not involving any public offering, the shares were issued pursuant to the private offering exemption set forth in Section 4(2) of the Act.


         In June 2001, the Company, pursuant to its 2000 Plan, issued an option to an Advisory Board Member/Consultant to purchase 10,000 shares at an exercise price of $4.34 per share. This option was issued pursuant to Rule 701 of the Act.

         From approximately May 2001 through April 2002, the Company sold 1,379,625 shares of its common stock. Sales were limited to non-US investors and there were no underwriters involved in the sale. The shares were sold to 31 purchasers who are suitable and sophisticated non-U.S. residents. The shares were sold for cash at $3.50 per share at an aggregate offering price of $4,828,687.50. Aggregate finder's fees were paid of approximately $482,868 (with aggregate offering expenses of approximately $85,000). The Company conducted the offering pursuant to an exemption from registration for limited offerings provided by Rule 506 of Regulation D under the Act.

         In July 2001, the Company, pursuant to its 2000 Plan, issued an option to an employee to purchase an aggregate of 100,000 shares at an exercise price of $5.32 per share. This option was issued pursuant to Rule 701 of the Act.

         In December 2001, the Company issued an aggregate of 95,000 shares of its common stock in stock bonuses to four officers in recognition of performance in year 2001. The shares had a value of $3.50 per share on the date of grant. As the issuance represented a transaction by an issuer (i.e. - the Company) not involving any public offering, the shares were issued pursuant to the private offering exemption set forth in Section 4(2) of the Act.

         In January 2002, Hawk Associates, Inc., the Company's domestic investor relations' representative was granted an option to purchase up to 50,000 shares of the Company's common stock at a purchase price of $7.25 per share. The Option is exercisable for a period of seven years, and is subject to a vesting schedule over the initial 24-month period where 6,250 shares are released and become eligible for purchase at the end of each quarterly period during the 24-month vesting term, provided the Engagement Agreement between the Company and Hawk Associates, Inc. has remained in effect at the end of the quarterly period then in effect. This Option was issued pursuant to Rule 701 of the Act.

         In January 2002, the Company, pursuant to its 2002 Incentive Plan ("2002 Plan"), which provides for both qualified and non-qualified options, issued options to purchase a total of 1,010,000 shares to a total of 17 persons consisting of officers, directors, consultants or employees. The exercise price for 700,000 of the shares is $3.85 per share, and for the remaining 310,000 shares is $3.50 per share. The Company issued the options under the 2002 Plan pursuant to Rule 701 of the Act.

         In February 2002, the Company issued 435,000 shares of its common stock as part of the closing of an Agreement of Merger and Plan of Reorganization by and among the Company, SmartGate/RadioMetrix Acquisition Corp. and Radio Metrix Inc. ("Merger"). The 435,000 shares represented a portion of the consideration paid by the Company to the five RadioMetrix shareholders for the Company's acquisition of RadioMetrix. As the issuance of the shares to the five RadioMetrix shareholders, pursuant to the Merger represented a transaction by an issuer (i.e. - the Company) not involving any public offering, the shares were issued pursuant to the private offering exemption set forth in Section 4(2) of the Act.


         In May 2002, the Company extended its international investor relations consultant arrangement with G.M. Capital Partners, Ltd. to assist in capital formation from potential investors which are neither U.S. citizens nor U.S. residents and established an annual consulting fee of $120,000 per year. This fee was prepaid through the issuance of a stock option for the purchase of 500,000 shares at $3.50 per share. The stock option is fully vested and exercisable until December 31, 2005. Provided that the shares which may be purchased upon the exercise of the stock option have not been covered by a previous Registration Statement, the holder may, commencing on January 1, 2004 demand that the Company file and exercise reasonable efforts to effect a Registration Statement covering 250,000 shares. Additionally, provided that all 500,000 shares which may be purchased under the stock option have not been covered by a previous Registration Statement, commencing on July 1, 2004 the holder may demand that the Company file and exercise reasonable efforts to effect a Registration Statement covering the remaining 250,000 shares which may be purchased upon the exercise of the stock option. Both

Registration Statements shall be at the cost of the Company. This Option was issued pursuant to Rule 701 of the Act.


         In June 2002, the Company, pursuant to its 2002 Plan, issued an option to purchase 100,000 shares to Gregory Newell, a director of the Company. The exercise price is $5.10 per share. This option was issued pursuant to Rule 701 of the Act.

         In June 2002, the Company, pursuant to its 2002 Plan, issued an option to purchase 20,000 shares to John E. Scates, a director of the Company. The exercise price is $5.15 per share. This option was issued pursuant to Rule 701 of the Act.

         From July 2002 through the date hereof, the Company sold 83,750 Units at $4.00 per Unit, each Unit consists of one of the Company's common stock and one Warrant to purchase one additional share. The exercise price of each Warrant is $5.00 per share until August 15, 2003 (the "Initial Warrant Year"). From August 16, 2003 to August 15, 2004 (the "Second Warrant Year") the exercise price is the greater of: (i) the average closing trading price for the Company's common stock during the Initial Warrant Year, or (ii) $8.00 per share. The Warrants are redeemable at the option of the Company at $0.10 per share upon 30 days notice to the holder. In order for the Company to exercise its right to redeem: during the Initial Warrant Year the Company's common stock must have traded for 20 consecutive trading days at a closing trading price above $10.00 per share, or during the Second Warrant Year the Company's common stock must have traded for 20 consecutive trading days at a closing trading price above $16.00 per share. Any Warrants not timely exercised or redeemed automatically expire on August 15, 2004.

         Shares acquired upon the exercise of the Warrant will not be registered with the SEC, unless otherwise determined by the Company in its sole discretion, and accordingly, will bear a restrictive legend as to transfer in accordance with Rule 144 of the Act. In the event of a stock dividend or stock split resulting in the number of outstanding of shares of the Company being changed, the applicable exercise price and number of shares, as provided in the Warrants, shall be proportionately adjusted. In the event of the merger, consolidation, or combination of the Company into another company or entity which survives that transaction, the shares which may be purchased under the Warrants shall be converted into an equivalent number of shares of the surviving entity. In the event of the sale of all or substantially all of the assets of the Company, the shares which may be purchased upon the exercise of the Warrants shall be treated in any distribution as if said shares are issued and outstanding, with the exception that the exercise price under the Warrants shall be deducted from the amount to be distributed on a per-share basis. The holders of Warrants shall not be entitled to vote or exercise other rights of stockholders unless and until the Warrants are exercised and the underlying shares issued. In the event of redemption by the Company, each holder shall be provided 30 days prior written notice of the Company's intent to redeem, during which notice period the holder of the Warrant shall be entitled to exercise the Warrant.

         Sales were limited to non-US investors and there were no underwriters involved in the sale of the Units. To date, the Units were sold to one purchaser who is a suitable and sophisticated non-U.S. resident. The Units were sold for cash at $4.00 per Unit (initially $5.00 per Unit and subsequently reduced to $4.00) at an aggregate offering price to date of $335,000 and aggregate finder's fees of $33,500, with aggregate offering expenses of $10,050. In addition, finders were granted placement warrants to purchase an amount of shares equal to 10% of the Units placed. The per-share exercise price of shares which may be purchased under the placement warrant shall be $5.50. The placement warrant shall have a term of 60 months and shall not be exercisable during the initial 13 months following issuance. Following the 13-month non-exercisable period, holders, acting in unison, shall have the right on one occasion to demand that the Company file and exercise reasonable efforts to effect a Registration Statement covering the shares which may be purchased upon the exercise of the placement warrant. Such right to demand registration shall terminate once the Company files a Registration Statement for registration of the shares which may be purchased upon the exercise of the placement warrant. Additionally, following the 13-month non-exercisable period, the holders, acting in unison, shall have the right on one occasion to have the shares which may be purchased upon the exercise of the warrants included in any other Registration Statement filed by the Company provided that the inclusion of such shares does not adversely affect the registration purpose or statement and provided that the shares have not previously been registered by the Company.

         The Company is conducting this Unit Offering pursuant to an exemption from registration for limited offerings provided by Rule 506 of Regulation D under the Act.

         Pursuant to this Unit Offering, a maximum of 1,000,000 Units may be placed; provided however, the Company has retained the right to offer an additional 1,000,000 Units under the same terms and conditions as this Unit Offering.

         On October 21, 2002, the Company sold 33,333 shares of its common stock. Sales were limited to non-U.S. investors and there were no underwriters involved in the sale. The shares were sold to one purchaser who is a suitable and sophisticated non-U.S. resident. The shares were sold for cash at $3 per share at an aggregate offering price of $99,999. Aggregate finder's fees were paid of approximately $10,000 (with aggregate offering expenses of approximately $3,014). The Company conducted the offering pursuant to an exemption from registration provided by Regulation S under the Act.


         In October 2002, Mr. H. R. Williams, one of the Company's principal shareholders, (see Item 4. "Security Ownership of Certain Beneficial Owners and Management" and Item 7. "Certain Relationships and Related Transactions") agreed to guarantee an additional $150,000 of credit in addition to the $150,000 currently outstanding. We agreed to issue 5,000 shares to H. R. Williams Family Limited Partnership ("HRW Partnership") in consideration for this agreement. We further agreed that, to the extent we borrow any funds under the extended guarantee (i.e. - in excess of the original $150,000 line of credit we will grant to HRW Partnership an option to purchase, at $2.50 per share, one share of our common stock for each dollar borrowed. To date, no options have been issued under this agreement. As the issuance represented a transaction by an issuer (i.e. - the Company) not involving any public offering, the shares and option were issued pursuant to the private offering exemption set forth in Section 4(2) of the Act.

         On October 28, 2002, we borrowed $200,000 from a non-affiliated party. The loan bears interest at 15% per annum, payable in advance. We issued a four-year Warrant, together with registration rights commencing after June 28, 2004 to purchase 200,000 shares of our common stock at an exercise price varying from $1.00 to $3.00 per share depending upon the date of loan repayment. We pledged 500,000 shares of our common stock as collateral for the loan, which will be returned to the Company upon loan repayment or delivered to the lender as full loan repayment in the event of default. All principal and interest are payable on February 28, 2003, subject to extension to April 28, 2003 upon the issuance of a four-year option to purchase an additional 50,000 shares at $1.00 per share. As the issuance represented a transaction by an issuer (i.e. - the Company) not involving any public offering, the shares and option were issued pursuant to the private offering exemption set forth in Section 4(2) of the Act.


         Rule 701 permits non-affiliates to sell their shares without having to comply with the volume, holding periods or other limitations of Rule 144 and permits affiliates to sell their shares without having to comply with the holding period limitation of Rule 144, in each case beginning 90 days after we become a reporting company.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Pursuant to the Nevada General Corporation Law, our Bylaws provide for indemnification of our officers, directors and others who become a party to an action provided they acted in good faith and reasoned the conduct or action was in the best interest of the Company. Further, the Company maintains officer and director liability insurance.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: January 10, 2003

                                     INVISA, INC.



                                     By:    /s/ Stephen A. Michael
                                        -------------------------------

                                            Stephen A. Michael
                                            As its
                                            President

                                    CONTENTS

                                                                          Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                         F-2

CONSOLIDATED FINANCIAL STATEMENTS

    Consolidated Balance Sheets                                            F-3

    Consolidated Statements of Operations                                  F-4

    Consolidated Statement of Stockholders' Equity (Deficit)               F-5

    Consolidated Statements of Cash Flows                                  F-6

    Notes to Consolidated Financial Statements                             F-8

               Report of Independent Certified Public Accountants

Board of Directors and Stockholders
Invisa, Inc.

We have audited the consolidated balance sheets of Invisa, Inc. (a development stage enterprise) as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the nine and twelve month periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Invisa, Inc. as of December 31, 2000 and 2001 and the consolidated results of operations and cash flows for the nine and twelve month periods then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C, the Company incurred a net loss during the year ended December 31, 2001 of $2,702,900 and for the period February 12, 1997 (date of inception) through December 31, 2001 of $5,382,629. These factors, among others as discussed in Note C to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ GRANT THORNTON LLP

Tampa, Florida
May 31, 2002, except for Note C, as to
  which the date is October 28, 2002

                                  Invisa, Inc.
                        (a Development Stage Enterprise)
                          CONSOLIDATED BALANCE SHEETS

                                                                  December 31,     December 31,    September 30,
                                                                     2000              2001             2002
                                                                  ------------     ------------    -------------
                              ASSETS                                                                (unaudited)
Current assets:
  Cash and cash equivalents                                       $   516,927      $ 1,612,524      $    57,227
  Accounts receivable                                                  18,655           37,179           71,210
  Inventories                                                         143,535           88,892          282,068
  Refundable deposits                                                      --           82,704           67,741
                                                                  -----------      -----------      -----------
     Total current assets                                             679,117        1,821,299          478,246

NOTE RECEIVABLE - RELATED PARTY                                         2,000          152,094          160,898
FURNITURE, FIXTURES AND EQUIPMENT, NET                                 58,435           69,147          124,672
PATENT, NET                                                                --               --        1,276,219
OTHER ASSETS                                                            8,010            9,784               --
                                                                  -----------      -----------      -----------

     Total assets                                                 $   747,562      $ 2,052,324      $ 2,040,035
                                                                  ===========      ===========      ===========

          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable, trade                                         $    19,051      $    60,585      $   325,583
  Accrued expenses                                                     96,704          252,615          140,646
  Current portion of notes payable                                         --           27,500               --
  Line of credit                                                      138,027           98,403           98,403
  Due to related party                                                  6,121            6,121            6,121
  Due to employees                                                    250,650          240,650          409,687
                                                                  -----------      -----------      -----------

     Total current liabilities                                        510,553          685,874          980,440

Notes payable, less current portion                                   355,500          330,500        1,900,000
DEFERRED REVENUE                                                           --               --          300,000

Stockholders' equity (deficit):
  Common stock; 25,000,000 shares authorized ($.001
    par value), 10,813,280, 11,965,580 and 12,896,655
    shares issued and outstanding, respectively                        10,813           11,965           12,896
  Additional paid-in capital                                        3,594,525        7,509,814        7,982,551
  Stock subscriptions receivable                                   (1,044,100)      (1,103,200)      (1,147,525)
  Deficit accumulated during the development stage                 (2,679,729)      (5,382,629)      (7,988,327)
                                                                  -----------      -----------      -----------

     Total stockholders' equity (deficit)                            (118,491)       1,035,950       (1,140,405)
                                                                  -----------      -----------      -----------

     Total liabilities and stockholders' equity (deficit)         $   747,562      $ 2,052,324      $ 2,040,035
                                                                  ===========      ===========      ===========

        The accompanying notes are an integral part of these statements.

                                  Invisa, Inc.
                        (a Development Stage Enterprise)
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       February 12,
                                                                      1997 (Date of
                                    Nine Months                        inception)              Nine Months Ended
                                       Ended          Year Ended         Through                 September 30,
                                   December 31,      December 31,     September 30,     ------------------------------
                                       2000              2001              2002             2001              2002
                                   ------------      ------------     -------------     ------------      ------------
                                                                       (unaudited)       (unaudited)       (unaudited)
Net sales                          $     45,912      $    167,111      $   460,986      $     88,589      $    170,201
Cost of goods sold                       42,354            92,766          285,695            48,027           118,853
                                   ------------      ------------      -----------      ------------      ------------
  Gross profit                            3,558            74,345          175,291            40,562            51,348

Research and
  development costs                     411,873           452,482        2,205,243           235,870           599,943
Selling, general and
  administrative expenses               862,228         2,315,055        5,782,730         1,405,112         1,966,642
                                   ------------      ------------      -----------      ------------      ------------

Loss from operations                 (1,270,543)       (2,693,192)      (7,812,682)       (1,600,420)       (2,515,237)
Interest expense, net                    15,435             9,708          175,645             9,621            90,461
                                   ------------      ------------      -----------      ------------      ------------


Loss before income tax               (1,285,978)       (2,702,900)      (7,988,327)       (1,610,041)       (2,605,698)
Income tax                                   --                --               --                --                --
                                   ------------      ------------      -----------      ------------      ------------

     Net loss                      $ (1,285,978)     $ (2,702,900)     $(7,988,327)     $ (1,610,041)     $ (2,605,698)
                                   ============      ============      ===========      ============      ============

Net loss per common share:
  Basic and diluted                $      (0.12)     $      (0.24)                      $      (0.14)     $      (0.21)
                                   ============      ============                       ============      ============

Weighted average common
  stock shares outstanding
  basic and diluted                  10,692,355        11,234,610                         11,109,070        12,704,612
                                   ============      ============                       ============      ============

        The accompanying notes are an integral part of these statements.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                            Common Stock               Additional
                                                                                     ---------------------------         Paid-In
                                                                                        Shares          Amount           Capital
                                                                                     -----------     -----------      -----------
FEBRUARY 12, 1997 (INCEPTION)                                                                 --     $        --      $        --
Issuance of common stock to founders                                                   6,105,128           5,980           (5,980)
Net loss                                                                                      --              --               --
                                                                                     -----------     -----------      -----------
BALANCE AT MARCH 31, 1998                                                              6,105,128           5,980           (5,980)
Issuance of common stock for cash                                                        690,759             691          233,199
Net loss                                                                                      --              --               --
                                                                                     -----------     -----------      -----------
BALANCE AT MARCH 31, 1999                                                              6,795,887           6,671          227,219
Common stock issuable for rent                                                           125,079             125           64,743
Exercise of stock options                                                                924,214             924          984,076
Issuance of common stock related to reorganization                                     2,009,000           2,009          227,991
Issuance of common stock for cash                                                        681,380             681        1,102,878
Net loss                                                                                      --              --               --
                                                                                     -----------     -----------      -----------
BALANCE AT MARCH 31, 2000                                                             10,535,560          10,410        2,606,907
Common stock issuable for rent                                                            39,720             165           23,341
Interest accrued on notes related to stock subscription receivable                            --              --           59,100
Issuance of common stock for cash                                                        238,000             238          657,075
Issuance of common stock options for services                                                 --              --          248,102
Net loss                                                                                      --              --               --
                                                                                     -----------     -----------      -----------
BALANCE AT DECEMBER 31, 2000                                                          10,813,280          10,813        3,594,525
Issuance of common stock for cash                                                      1,057,300           1,057        3,280,504
Interest accrued on notes related to stock subscription receivable                            --              --           59,100
Issuance of common stock for services                                                     95,000              95          332,450
Issuance of common stock options for services                                                 --              --          243,235
Net loss                                                                                      --              --               --
                                                                                     -----------     -----------      -----------
BALANCE AT DECEMBER 31, 2001                                                          11,965,580          11,965        7,509,814
Issuance of common stock and units for cash (unaudited)                                  496,075             496        1,501,703
Issuance of common stock related to Radio Metrix merger (unaudited)                      435,000             435          226,874
Distribution to shareholders related to Radio Metrix merger (unaudited)                       --              --       (1,300,165)
Interest accrued on notes related to stock subscription receivable (unaudited)                --              --           44,325
Net loss (unaudited)                                                                          --              --               --
                                                                                     -----------     -----------      -----------
BALANCE AT SEPTEMBER 30, 2002 (UNAUDITED)                                             12,896,655     $    12,896      $ 7,982,551
                                                                                     ===========     ===========      ===========

                                                                                                       Deficit
                                                                                                     Accumulated
                                                                                        Stock         During the
                                                                                    Subscriptions    Development
                                                                                      Receivable        Stage             Total
                                                                                    -------------    ------------      -----------
FEBRUARY 12, 1997 (INCEPTION)                                                        $        --      $        --      $        --
Issuance of common stock to founders                                                          --               --               --
Net loss                                                                                      --         (351,207)        (351,207)
                                                                                     -----------      -----------      -----------
BALANCE AT MARCH 31, 1998                                                                     --         (351,207)        (351,207)
Issuance of common stock for cash                                                             --               --          233,890
Net loss                                                                                      --         (249,612)        (249,612)
                                                                                     -----------      -----------      -----------
BALANCE AT MARCH 31, 1999                                                                     --         (600,819)        (366,929)
Common stock issuable for rent                                                                --               --           64,868
Exercise of stock options                                                               (985,000)              --               --
Issuance of common stock related to reorganization                                            --               --          230,000
Issuance of common stock for cash                                                             --               --        1,103,559
Net loss                                                                                      --         (792,932)        (792,932)
                                                                                     -----------      -----------      -----------
BALANCE AT MARCH 31, 2000                                                               (985,000)      (1,393,751)         238,566
Common stock issuable for rent                                                                --               --           23,506
Interest accrued on notes related to stock subscription receivable                       (59,100)              --               --
Issuance of common stock for cash                                                             --               --          657,313
Issuance of common stock options for services                                                 --               --          248,102
Net loss                                                                                      --       (1,285,978)      (1,285,978)
                                                                                     -----------      -----------      -----------
BALANCE AT DECEMBER 31, 2000                                                          (1,044,100)      (2,679,729)        (118,491)
Issuance of common stock for cash                                                             --               --        3,281,561
Interest accrued on notes related to stock subscription receivable                       (59,100)              --               --
Issuance of common stock for services                                                         --               --          332,545
Issuance of common stock options for services                                                 --               --          243,235
Net loss                                                                                      --       (2,702,900)      (2,702,900)
                                                                                     -----------      -----------      -----------
BALANCE AT DECEMBER 31, 2001                                                          (1,103,200)      (5,382,629)       1,035,950
Issuance of common stock and units for cash (unaudited)                                       --               --        1,502,199
Issuance of common stock related to Radio Metrix merger (unaudited)                           --               --          227,309
Distribution to shareholders related to Radio Metrix merger (unaudited)                       --               --       (1,300,165)
Interest accrued on notes related to stock subscription receivable (unaudited)           (44,325)              --               --
Net loss (unaudited)                                                                          --       (2,605,698)      (2,605,698)
                                                                                     -----------      -----------      -----------
BALANCE AT SEPTEMBER 30, 2002 (UNAUDITED)                                            $(1,147,525)     $(7,988,327)     $(1,140,405)
                                                                                     ===========      ===========      ===========

         The accompanying notes are an integral part of this statement.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                    February 12,
                                                                                   1997 (Date of
                                                  Nine Months                        inception)           Nine Months Ended
                                                     Ended          Year Ended        Through                September 30,
                                                  December 31,     December 31,    September 30,     ----------------------------
                                                      2000             2001             2002             2001             2002
                                                  ------------     ------------    -------------     -----------      -----------
                                                                                    (unaudited)      (unaudited)      (unaudited)
Cash flows from operating activities:
  Net loss                                        $(1,285,978)     $(2,702,900)     $(7,988,327)     $(1,610,041)     $(2,605,698)
  Adjustments to reconcile net loss to
    net cash used in operating
    activities:
      Depreciation and amortization                     9,000            9,000          141,688            6,750          114,328
      Stock options issued for services               248,102          243,235          491,337               --               --
      Common stock exchanged for rent                  23,506               --           88,249               --               --
      Common stock exchanged for
        services                                           --          332,545          332,545               --               --
      Deferred revenue                                     --               --          300,000               --          300,000
      Changes in operating assets and
        liabilities:
          Accounts and notes receivable               (12,013)        (170,618)        (232,108)          (1,638)         (42,835)
          Inventories                                  (3,007)          54,643         (282,068)          24,417         (193,176)
          Refundable deposits and other
            assets                                         --          (82,479)         (67,742)          (1,774)          24,747
          Accounts payable, trade                     (17,170)          41,534          325,583           48,315          264,998
          Accrued expenses                             79,402          155,911           90,646           84,250         (161,969)
          Due to employees and related
            parties, net                              (15,500)         (10,000)         240,808          (16,265)          (5,963)
                                                  -----------      -----------      -----------      -----------      -----------
               Net cash used in operating
                  activities                         (973,658)      (2,129,129)      (6,559,389)      (1,465,986)      (2,305,568)
                                                  -----------      -----------      -----------      -----------      -----------

Cash flows from investing activities:
  Patent acquisition/loan to RMI                           --               --         (550,000)              --         (550,000)
  Transaction costs in connection
    with RMI business combination                          --               --         (121,475)              --         (121,475)
  Purchases of furniture, fixtures and
    equipment                                         (31,525)         (19,711)        (176,959)         (10,016)         (80,453)
                                                  -----------      -----------      -----------      -----------      -----------
               Net cash used in investing
                  activities                          (31,525)         (19,711)        (848,434)         (10,016)        (751,928)
                                                  -----------      -----------      -----------      -----------      -----------

Cash flows from financing activities:
  Net change in line of credit                         21,780          (37,124)          98,402          (39,625)              --
  Proceeds from (payment of) notes
    payable                                                --               --          358,001          (25,000)              --
  Proceeds from sale of common
    stock, net                                        657,313        3,281,561        6,778,647        2,490,090        1,502,199
  Cash received with combination
    transaction                                            --               --          230,000               --               --
                                                  -----------      -----------      -----------      -----------      -----------
               Net cash provided by
                  financing activities                679,093        3,244,437        7,465,050        2,425,465        1,502,199
                                                  -----------      -----------      -----------      -----------      -----------

Net increase (decrease) in cash                      (326,090)       1,095,597           57,227          949,463       (1,555,297)
Cash at beginning of period                           843,017          516,927               --          516,927        1,612,524
                                                  -----------      -----------      -----------      -----------      -----------

Cash at end of period                             $   516,927      $ 1,612,524      $    57,227      $ 1,466,390      $    57,227
                                                  ===========      ===========      ===========      ===========      ===========


        The accompanying notes are an integral part of these statements.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED


                                                                                    February 12,
                                                                                   1997 (Date of
                                                  Nine Months                        inception)           Nine Months Ended
                                                     Ended          Year Ended        Through                September 30,
                                                  December 31,     December 31,    September 30,     ----------------------------
                                                      2000             2001             2002             2001             2002
                                                  ------------     ------------    -------------     -----------      -----------
                                                                                    (unaudited)      (unaudited)      (unaudited)
Supplemental disclosure of cash
flow information
  Cash paid during the period for
    interest                                       $  21,866         $  58,704      $   119,320       $  12,687       $    38,750
                                                   =========         =========      ===========       =========       ===========

  Notes payable incurred during the
    period:
      In connection with merger
        transactions                               $      --         $      --      $ 1,300,000       $      --       $ 1,300,000
                                                   =========         =========      ===========       =========       ===========
      Notes payable canceled in
        connection with merger
        transaction                                $      --         $      --      $   337,489       $      --       $   337,489
                                                   =========         =========      ===========       =========       ===========
      Common stock issued in
        connection with merger
        transaction (435,000 shares)               $      --         $      --      $   227,309       $      --       $   227,309
                                                   =========         =========      ===========       =========       ===========

  Due to employees assumed in
    connection with merger
    transaction                                    $      --         $      --      $   175,000       $      --       $   175,000
                                                   =========         =========      ===========       =========       ===========

  Accrued expenses assumed in
    connection with merger
    transaction                                    $      --         $      --      $    50,000       $      --       $    50,000
                                                   =========         =========      ===========       =========       ===========


        The accompanying notes are an integral part of these statements.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS


Invisa, Inc. (formerly known as "SmartGate, Inc.") ("the Company" or "Invisa") is a development stage enterprise that incorporates safety system technology and products into automated closure devices, such as parking gates, sliding gates, overhead garage doors and commercial overhead doors. the Company has not fully implemented its sales and marketing plan and has therefore not emerged from the development stage.



For the years ended December 31, 2000 and 2001, the Company was related through common ownership to Radio Metrix, Inc. (RMI), which since 1992 has owned the licensing rights to the underlying technology and since 2000 has owned the right to purchase the underlying patent from an unrelated party. The patent was purchased by RMI in January 2002, for $1.2 million consisting of $600,000 in cash, which was principally borrowed from the Company, and a $600,000 note (see Note B).


NOTE B - BUSINESS COMBINATIONS

Purchase of SmartGate L.C.

Effective February 9, 2000, the company acquired all of the membership units of SmartGate L.C. in exchange (the Exchange) for approximately 7,744,000 shares of common stock, representing 74% of the Company's common stock outstanding at that time. Prior to the Exchange, Invisa, Inc. (a privately held company formed in February 1997) had substantially no operations. For accounting purposes, the Exchange was recorded as a reverse acquisition, with SmartGate L.C. as the accounting acquirer. As a result, the historical financial information presented prior to the Exchange is solely that of SmartGate L.C. The operating results of Invisa, Inc. are combined with those of SmartGate L.C. following the Exchange.

The stockholders' equity presented prior to the exchange represents the number of the Company's shares of common stock exchanged for shares of SmartGate L.C. in connection with the exchange. The company's net assets were recognized as of the exchange date at historical cost.

Purchase of RMI (unaudited)


In February 2002, the Company purchased 100% of the outstanding capital stock of RMI, a company owned by the principal shareholders of Invisa, Inc. RMI had virtually no operations since its inception and, therefore, the Company has determined that by acquiring RMI, the Company acquired an asset (a patent) and not a business. At closing, the Company issued two promissory notes totaling $1,300,000 ($500,000 is payable in one installment, 48 months from the closing with interest payable monthly, and $800,000 is payable in one installment, 14 months from the closing, with interest payable monthly) and issued 435,000 shares of Invisa common stock. The $800,000 note maturing date was subsequently amended to April 25, 2004. The Company also agreed to pay royalties of 7% of all revenue generated from the RMI technology (exclusive of safety applications). The revenue agreement is effective until terminated by mutual agreement of the respective parties. Additionally, contingent consideration to be paid by the Company will be as follows:

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B - BUSINESS COMBINATIONS - CONTINUED

         - Upon the emergence from the development stage of the product line incorporating RMI security technology,

                  (a) a $4,500,000 promissory note payable in one installment due 60 months from the first commercial sale with accrued interest. While outstanding, the promissory note may, at the discretion of the holder, be converted into shares of Invisa, Inc. common stock at the conversion ratio of one share of Invisa, Inc. common stock for each $5.00 of principal and interest.

                  (b) 1,125,000 shares of Invisa common stock, which may be increased by the Board of Directors of Invisa, Inc. in order that the aggregate market value of the shares issued is at least $4,500,000 on the issuance date.

         - 3,750,000 shares of Invisa, Inc. common stock, upon the first to occur (i) $25,000,000 in revenue from RMI technology (security technology), (ii) $4,000,000 in pre-tax profits from RMI technology (security technology) and earned royalties,
                  (iii) any 30-day period during which Invisa's common stock has an average closing price which exceeds $15.00 per share, or
                  (iv) a change in control.


Invisa recorded the Patent at fair value to the extent it was purchased from minority shareholders, plus at RMI's historical carrying cost to the extent of common officers and common significant shareholders of both companies at the date of the transaction. The excess of consideration over historical cost of the patent related to these significant shareholders and officers of RMI was recognized as a distribution totaling $1,300,165.


NOTE C - OPERATING MATTERS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the nine months ended September 30, 2002 and since the date of inception, the Company has had a net loss of $2,605,698 and $7,988,327, respectively. In view of these matters, recoverability of recorded property and equipment, intangible assets and other asset amounts shown in the accompanying financial statements is dependent upon continued operation of the Company, which in turn is dependent upon the Company improving its overall level of profitability. Since inception, the Company has financed its operations principally from the sale of equity securities, as the Company has not generated significant revenues from the sales of its products. The Company intends on financing its future development activities and its working capital needs largely from the sale of equity securities with some additional funding from other traditional financing sources, including increasing the available line of credit, term notes and proceeds from licensing agreements until such time that funds

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C - OPERATING MATTERS - CONTINUED


provided by operations are sufficient to fund working capital requirements. Currently, the Company is in the process of offering 1,000,000 units at a purchase price of $4.00 per unit of which 83,750 units have been sold through September 30, 2002. Each unit consists of one share of Company stock and a warrant to purchase an additional share at $5.00. In addition, the Company is in the process of increasing the line of credit and is in licensing fee discussions with potential distributors of the Company's future security products. While there can be no assurance that such sources will provide adequate funding for the Company's operations, management believes such sources will be available to the Company.


NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements as of December 31, 2000 and 2001 include the accounts of Invisa, Inc. and its wholly owned subsidiary, SmartGate L.C. The consolidated financial statements as of September 30, 2002, include the accounts of Invisa and its wholly owned subsidiaries, SmartGate, L.C. and RMI. All intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable are due primarily from companies in the gate manufacturing industry located throughout the United States. Credit is extended based on an evaluation of the customers' financial condition and, generally, collateral is not required. Bad debts have not been significant and there are no significant concentrations of credit risk related to accounts receivable.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures, and equipment are depreciated on a straight-line basis over their estimated useful lives, principally five years. Leasehold improvements are amortized over the term of the lease or the estimated useful lives, whichever is shorter. Accumulated depreciation and amortization was $18,360 and $27,360 at December 31, 2000 and 2001, respectively, and $52,288 at September 30, 2002. During the year ended December 31, 2000, the Company purchased furniture from a shareholder at a cost of $7,500. Accelerated methods are used for tax depreciation.


PATENT

The patent for the Company's underlying technology is amortized on a straight-line method over 10 years, which represents the remaining life of the patent. Accumulated amortization at September 30, 2002 approximates $91,000.



REVENUE


Sales under fixed price arrangements are recognized as revenue upon shipment of product (when title transfers to the purchaser) and collectibility is assured.




In July of 2002, the Company entered into a five-year agreement with Rytec Corporation whereby Rytec became the exclusive licensee in North America for certain industrial doors. Under the agreement, Rytec paid the Company $300,000 which represents an advance payment to be applied towards the purchase of the first 3,000 units by Rytec. As of September 30, 2002 no sales transactions had occurred under the agreement.

RESEARCH AND DEVELOPMENT COSTS


Research and development costs consist of direct and indirect costs that are associated with the development of the Company's technology. These costs are expensed as incurred.


ADVERTISING COSTS

The Company expenses advertising costs as incurred. During the nine-months ended December 31, 2000 and the year ended December 31, 2001, advertising expense was $23,000 and $87,866, respectively. For the nine-month periods ended September 30, 2001 and 2002, these amounts were $83,272 and $233,576, respectively.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED


WARRANTY COSTS

Estimated warranty costs are recognized in the period product is shipped. However, there have been no significant warranty costs incurred through September 30, 2002, nor expected to occur subsequently, and accordingly, no warranty liability is recognized for any period presented.


INCOME TAXES

The Company elected to be taxed as a partnership under the Internal Revenue Code for periods prior to the Exchange. Therefore, the stockholders reported income, deductions, and certain credits on their individual income tax returns. Following the Exchange, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of these financial instruments approximate their fair value, due to the short-term nature of these items. The carrying amounts of the line of credit and notes payable approximate their fair value due to the use of market rates of interest.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates the recoverability of its long-lived assets or asset groups whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related asset may be less than previously anticipated. If the net book value of the related asset exceeds the undiscounted future cash flows of the asset, the carrying amount would be reduced to the present value of its expected future cash flows and an impairment loss would be recognized. There have been no impairment losses in any of the periods presented.

EARNINGS PER COMMON SHARE

Basic and diluted earnings per share are computed based on the weighted average number of common stock outstanding during the period. Common stock equivalents are not considered in the calculation of diluted earnings per share for the periods presented because their effect would be anti-dilutive.

STOCK BASED COMPENSATION

The Company presents only the disclosure provisions of SFAS No. 123, Accounting for Stock Based Compensation, as it relates to stock options granted to employees. The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in measuring compensation for stock options granted. The Company recognizes the fair value of options granted to non-employees when granted.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED


FISCAL YEAR

Effective April 1, 2000, the Company changed its year-end from March 31 to December 31.


NEW ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to the Disposed Of. The provisions of the statement are effective for the year beginning January 1, 2002. The adoption of this standard did not have a material impact on the Company's financial statements.


In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of this statement are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company does not currently expect to adopt the fair value based method of accounting for stock-based employee compensation.


UNAUDITED FINANCIAL STATEMENTS

The unaudited financial statements and the related notes thereto for September 30, 2001 and 2002, include all normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation and are prepared on the same basis as the audited annual statement. The interim results are not necessarily indicative of the results that may be expected for the full year.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E - INVENTORIES

Inventories consist of the following:

                                                             December 31,
                                                    ------------------------------        September 30,
                                                       2000                2001                2002
                                                    ----------          ----------        -------------
                                                                                           (unaudited)
         Finished goods                             $   23,088          $   16,973          $   38,170
         Raw materials                                 120,447              71,919             243,898
                                                    ----------          ----------          ----------

                                                    $  143,535          $   88,892          $  282,068
                                                    ==========          ==========          ==========

NOTE F - ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                             December 31,
                                                    ------------------------------        September 30,
                                                       2000                2001                2002
                                                    ----------          ----------        -------------
                                                                                           (unaudited)
         Accrued compensation                       $   23,749          $  132,258          $   28,000
         Accrued interest                               47,021              23,530              46,250
         Other accrued expenses                         25,934              96,827              66,396
                                                    ----------          ----------          ----------

                                                    $   96,704          $  252,615          $  140,646
                                                    ==========          ==========          ==========

NOTE G - LINE OF CREDIT

The line of credit at December 31, 2001 consists of a $150,000 secured working capital line of credit with a bank. This line of credit was renewed and matures in July 2003. Interest is payable monthly at prime plus one percent, or approximately 5.75% at September 30, 2002. Approximately $52,000 is available for borrowing under the line of credit as of September 30, 2002. The line of credit may be used to finance short term operating capital and all inventories are pledged as security. There are no financial covenants associated with this line of credit. A shareholder guarantees the line of credit.

NOTE H - DUE TO EMPLOYEES

Due to employees consists of deferred payments of base compensation and bonuses payable to two principal shareholders. The amounts payable are non-interest bearing.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I - LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

                                                     December 31,                                 September 30,
                                          -----------------------------------           -----------------------------------
                                              2000                   2001                    2001                  2002
                                          ------------           ------------           ------------           ------------
                                                                                         (unaudited)           (unaudited)
         Numerator:
           Net loss                       $ (1,285,978)          $ (2,702,900)          $ (1,610,041)          $ (2,605,698)
                                          ============           ============           ============           ============

         Denominator:
           For basic loss
            per share -
            weighted
            average shares                  10,692,355             11,234,610             11,109,070             12,704,612
           Effect of
            dilutive
            securities -
            stock options                           --                     --                     --                     --
                                          ------------           ------------           ------------           ------------

           For diluted loss
             per share                      10,692,355             11,234,610             11,109,070             12,704,612
                                          ============           ============           ============           ============

         Net loss per
           common share -
           basic and
           diluted                        $      (0.12)          $      (0.24)          $      (0.14)          $      (0.21)
                                          ============           ============           ============           ============

Options and warrants to purchase 1,530,880 and 1,650,880 shares of common stock as of December 31, 2000 and 2001 are not considered in the calculation of diluted loss per share because the effect would be anti-dilutive. Additionally, common stock issuable as contingent consideration in connection with the patent purchase (Note B) is not considered in the calculation of basic or diluted loss per share.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J - COMMON STOCK


In March 2001, the Company authorized a private common stock offering of up to 1,500,000 shares at $3.50 per share (the "March 2001 Offering"). Related to the March 2001 Offering, the Company issued 412,325 shares of common stock and realized proceeds of $1,210,749 during 2002 (net of $232,389 in offering costs). In April 2002, the March 2001 Offering was terminated and in May 2002, the Company commenced a new offering consisting of up to 3,000,000 shares of common stock at $5.00 per share (the "May 2002 Offering"). The May 2002 Offering was amended to comprise only 1,000,000 units at a purchase price of $5.00 per unit (the "Unit Offering"). Each unit consists of one share of the Company's common stock, and one warrant to purchase one additional share (the "Unit"). The exercise price of each warrant shall be $5.00 per share until August 15, 2003 (the "Initial Warrant Year"), and from August 16, 2003 through August 15, 2004 the exercise price is the greater of the average closing trading price for the Company's common stock during the initial warrant year or $8.00, whichever is greater. As part of the Unit Offering, the Company has committed to issue to brokers/dealers warrants to purchase common stock at $5.50 per share equal to 10% of the units placed. The Unit Offering was amended to reflect an effective unit price of $4.00 per share in May 2002. Under the Unit Offering, during the nine month period ended September 30, 2002, the Company issued 83,750 units and realized proceeds of $271,450 (net of $63,550 in cash offering costs).


In December 2001, the Company issued 95,000 shares of common stock to shareholders/management in exchange for services rendered. The shares were valued at $3.50 based on an independent appraisal.

NOTE K - STOCK OPTIONS

In July 2000, the Company established a stock compensation plan (the "2000 Plan"), which provides for the granting of options to purchase the Company's common stock to employees, directors, consultants and advisors who have rendered, are rendering, or expected to continue to render services to the Company. The options granted are subject to a vesting schedule as set forth in each individual option agreement. The 2000 Plan provides for a maximum of 1,500,000 shares of Common Stock of the Company to be issued. The 2000 Plan shall terminate upon the earlier of (i) September 1, 2010, or (ii) the date on which all shares available for issuance under the 2000 Plan shall have been issued. Options totaling 1,080,000 were issued in 2000 under the Plan ranging in price from $3.00 to $4.96 per share; of these 9,998 were cancelled. Under the Plan, 120,000 options were issued in 2001, ranging in price from $4.27 to $5.32. In December 2001, the Company's Board closed the 2000 Plan.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K - STOCK OPTIONS - CONTINUED

In 2002, the Company adopted a stock compensation plan (the "2002 Plan"). Under the 2002 Plan, the Company has reserved an additional 1,500,000 shares of common stock eligible to current and prospective employees, consultants, and directors. The options granted are subject to a vesting schedule as set forth in each individual option agreement. During the nine month period ended September 30, 2002, the Company granted 1,130,000 common stock options under the 2002 Plan. As of September 30, 2002, 370,000 common stock options were available for future grants under the 2002 Plan.

The 2002 Plan shall continue until the earlier of (i) its termination by the Board; or (ii) the date on which all shares of common stock available for issuance under the 2002 Plan have been issued and all restrictions on such shares under the terms of the 2002 Plan and the agreements evidencing options granted under the 2002 Plan have lapsed; or (iii) ten years from its effective date.

During the nine month period ended September 30, 2002, the Company granted 550,000 common stock options that were outside the above plans. At the grant date, the exercise price of the options was equal to the market price. An estimated fair value of $120,000 was recognized as additional paid in capital in connection with the sales of equity securities.


During 1999, the Company granted 985,000 common stock options to certain employees and officers. In December 1999, all the options were exercised with notes payable to the Company, which notes included terms requiring variable plan accounting for certain of these shareholders. These terms allowed for early repayment and for settlement by tendering common stock of the Company. As a result of this transaction, for the period ended December 31, 2000 and 2001, the Company recognized approximately $248,000 and $243,000, respectively, in compensation expense that is included in the consolidated statement of operations in selling, general and administrative expenses. Effective January 1, 2002, the terms of the notes were modified to fix the price of the in-substance options. Specifically, the notes were modified such that both the number of shares and the price per share became fixed. This was accomplished by requiring a fixed amount of interest to be paid regardless of the date principal is paid and by removing the ability to satisfy the notes with the tendering of common stock. Accordingly, fixed plan accounting was subsequently recognized for these stock awards.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE K - STOCK OPTIONS - CONTINUED


Activity with respect to all stock options is summarized as follows:


                                                                                    Options Outstanding
                                                               -------------------------------------------------------------
                                                                                    Range of             Weighted-average
                                                                Shares           Exercise Prices      Option price per share
                                                               ---------         ---------------      ----------------------
         Balance at March 31, 2000                               460,878           $      1.07                1.07
           Options granted                                     1,080,000             3.00-4.96                3.00
           Options exercised                                          --                    --                  --
           Options canceled                                       (9,998)                 3.00                3.00
                                                               ---------

         Balance at December 31, 2000                          1,530,880             1.07-4.96                2.42
           Options granted                                       120,000             4.27-5.32                5.15
           Options exercised                                          --                    --                  --
           Options canceled                                           --                    --                  --
                                                               ---------

         Balance at December 31, 2001                          1,650,880           $1.07-$5.32                2.62
                                                               =========


The range of exercise prices, shares, weighted-average remaining contractual life and weighted-average exercise price for the options outstanding at December 31, 2001 is presented below:

                                                  Weighted-average
             Range of                                 Remaining            Weighted-average
         Exercise prices              Shares      Contractual life          Exercise price
         ---------------            ---------     ----------------         ----------------
              $1.07                   460,878         2.0 years                 $1.07
              $3.00                 1,044,168         5.5 years                 $3.00
           $4.27-$5.32                145,834         6.6 years                 $5.17


The range of exercise prices, shares and weighted-average exercise price for the options exercisable at December 31, 2001 are presented below:

             Range of                          Weighted-average
         Exercise prices          Shares        Exercise price
         ---------------          -------      ----------------
              $1.07               460,878           $ 1.07
              $3.00               598,593           $ 3.00
           $4.27-$5.32             51,758           $ 5.19

The Company applies APB 25 in accounting for its employee and director stock options and, accordingly, no compensation cost has been recognized for such stock options in the financial statements. Had the Company determined compensation cost based on the fair value of the grant date for its stock options under Statement 123, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K - STOCK OPTIONS - CONTINUED

                                                                           Year Ended December 31,
                                                                       ------------------------------
                                                                           2000               2001
                                                                       -----------        -----------
         Net loss:
           As reported                                                 $(1,285,978)       $(2,702,900)
           Pro forma                                                   $(1,631,120)       $(3,006,583)

         Net loss per common share:
           As reported - Basic and diluted                             $      (.12)       $      (.24)

         Pro forma
           Basic and diluted                                           $      (.15)       $      (.27)

For disclosure purposes, the fair value of the options granted in 2000 and 2001 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the above years:

         Dividend yield                             0.00%
         Expected volatility                       31.00%
         Risk free interest rates                   5.50%
         Expected lives                          3 years

The weighted-average grant date fair value for options outstanding at December 31, 2000 and 2001 was approximately $.83 and $.47, respectively.




NOTE L - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

Prior to June 2002, the Company subleased its manufacturing and office space under an operating sublease agreement from a shareholder. In June 2002, the Company entered into a new two-year lease for its existing facility at an annual lease payment of $103,200 ("New Lease"). This New Lease is between the Company and the owner of the facility, an unrelated party. The lease has an option to purchase the premise during the term at $836,000. Future minimum lease payments for the operating lease as of December 31, 2001 were $32,000 in 2002. In March 2002, the Company entered into a two-year lease for additional facilities at an approximate annual lease payment of $97,200. The lease has an option to purchase the premise at $698,000 during year one and $750,000 during year two.

Total related party rent expense for the nine months ended December 31, 2000 and the year ended December 31, 2001 amounted to $61,774 and $60,598, respectively.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L - COMMITMENTS AND CONTINGENCIES - CONTINUED


ROYALTY OBLIGATIONS

In addition to royalties as disclosed in Note B, the Company is obligated to pay the lesser of $1.00 or 1% of each sale for products incorporating certain electronic or mechanical interference related technology. The royalty amount is 10% where the Company licenses the technology to third parties. The Company is also obligated to pay a royalty to a consultant an amount equal to 2% of net profits arising from sales of certain safety products. There are no significant royalty obligations for any period presented.


LEGAL AND OTHER MATTERS

The Company is, from time to time, subject to litigation related to claims arising out of its operations in the ordinary course of business. The Company believes that no such claims should have a material adverse impact on its financial condition or results of operations.

NOTE M - NOTES PAYABLE

Notes payable consist of the following:

                                                                                        December 31,
                                                                                 -------------------------       September 30,
                                                                                    2000            2001               2002
                                                                                 --------         --------       -------------
Related parties:                                                                                                   (unaudited)

       Notes payable to RMI, due in installments from
       February 21, 2007 through March 11, 2008, together
       with interest at 6%, compounded annually.
       (Satisfied with the RMI acquisition in 2002.)                             $330,500         $330,500            $     --

       Note payable, due March 31, 2002, together with
       interest at prime, compounded annually                                      25,000           27,500                  --

       Notes payable to principal shareholders and others
       in connection with RMI acquisition:
         Due February 25, 2006; interest at 10% for first
         180 days, 15% thereafter, payable monthly.                                    --               --             500,000
         Due April 25, 2004, as amended; interest at 15%
         payable monthly                                                               --               --             800,000

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M - NOTES PAYABLE - CONTINUED


                                                                               December 31,
                                                                        -------------------------       September 30,
                                                                           2000            2001             2002
                                                                        ---------       ---------       -------------
                                                                                                         (unaudited)
Other:
      Note payable issued in connection  with  acquisition
      of  patent,  due  January 8,  2004;  interest  at 8%
      payable quarterly; secured by underlying patent.                         --              --            600,000
                                                                        ---------       ---------        -----------
                                                                          355,500         358,000          1,900,000
      Less current maturities                                                  --         (27,500)                --
                                                                        ---------       ---------        -----------

                                                                        $ 355,500       $ 330,500        $ 1,900,000
                                                                        =========       =========        ===========


At December 31, 2001, aggregate maturities of notes payable are as follows:

           Year ending December 31,
                    2002                          $  27,500
                    2003                                 --
                    2004                                 --
                    2005                                 --
                    2006                                 --
                    Thereafter                      330,500
                                                  ---------

                                                  $ 358,000
                                                  =========

NOTE N - RELATED PARTY TRANSACTIONS

At December 31, 2000 and 2001, advances to an affiliated company were approximately $6,100.

PATENT LICENSE

Prior to January 8, 2002, the Company was party to a sublicense agreement with RMI for the proprietary safety technology used in the Company's products. the sublicense agreement contained the same financial terms and conditions included in the primary license agreement between RMI and an unrelated third-party entity. Those terms provided for the payment of royalties calculated based on an adjusted earnings amount. Due to the losses incurred since inception of the Company, no payments have been required under the license agreement (see Note
B).

The Company has two promissory notes receivable from shareholders totaling approximately $152,000 at December 31, 2001. The notes pay interest at 4.59% and all principal and interest are due at February 9, 2005.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE N - RELATED PARTY TRANSACTIONS - CONTINUED


On January 8, 2002, the Company, in anticipation of its business combination with RMI, loaned RMI $550,000 in the form of a promissory note, payable in full on January 7, 2003. The loan proceeds were used by RMI to make the initial payment of acquiring the patent used in the Company's and RMI's products and applications. The note bears interest at 9% per annum and is collateralized by certain patents and license agreements of RMI. As part of this transaction, prior primary and sub-license agreements are no longer in effect. As a result of the business combination with RMI, which was completed on February 26, 2002, the RMI note is eliminated in the accompanying consolidated financial statements.

EMPLOYMENT AGREEMENTS

Effective February 2000, the Company entered into five-year employment agreements with two of its principal shareholders. Each of these agreements provides for the payment of an annual salary of $150,000 ($30,000 of which is deferred), bonuses (including an ongoing monthly bonus of $2,000 effective February 2000), an annual car allowance of $8,400 and other fringe benefits, subject to increases based upon certain operating goals. The 2001 payments (exclusive of the deferred portion of $30,000 and bonus payable of $30,000) totaled approximately $152,400 under each of these agreements. Each employment agreement also provides for either a fully paid life insurance policy that will yield a $2,000,000 death benefit or continued base compensation payable for five years following the death of either officer.

LEGAL AND CONSULTING EXPENSES

The Company incurred legal and consulting fees totaling approximately $145,000 and $224,500 for the nine months ended December 31, 2000 and the year ended December 31, 2001, respectively, to a law firm of which one of the partners is a principal shareholder of the Company.

NOTE O - INCOME TAXES

Deferred taxes were recorded for all existing temporary differences in the Company's assets and liabilities for income tax and financial reporting purposes at the date of conversion to a C Corporation in 2000, which resulted in the recognition of a deferred tax asset of approximately $285,000. Due to the valuation allowance for deferred tax assets, as noted below, there was no net deferred tax benefit or expense for the year ended December 31, 2001 and there is no pro forma effect of the conversion.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE O - INCOME TAXES - CONTINUED


Reconciliation of the federal statutory income tax rate of 34.0% to the effective income tax rate is as follows:

                                                     Nine
                                                    Months
                                                     Ended            Year Ended             Nine Months Ended
                                                  December 31,       December 31,              September 30,
                                                      2000               2001              2001             2002
                                                  ------------       ------------       -----------      -----------
         Federal statutory income tax                                                   (unaudited)      (unaudited)
           rate                                     (34.0)%             (34.0)%           (34.0)%           (34.0)%
         State income taxes, net of
           federal tax benefit                       (3.5)               (3.5)             (3.5)             (3.5)
         Deferred tax asset valuation
           allowance                                 37.5                37.5              37.5              37.5
                                                   ------              ------            ------            ------

                                                       -- %                -- %              -- %              -- %
                                                   ======              ======            ======            ======




Deferred tax asset components were as follows:

                                                   December 31,      December 31,
                                                       2000             2001
                                                   ------------      ------------
         Deferred tax assets:
           Stock compensation                       $  93,361        $   184,890
           Compensation payable                        93,994             90,244
           Net operating loss                         411,960          1,451,171
           Basis difference for C
             Corporation conversion                   218,873            203,513
                                                    ---------        -----------
                                                      818,188          1,929,818
         Less valuation allowance                    (818,188)        (1,929,818)
                                                    ---------        -----------

           Net deferred income taxes                $      --        $        --
                                                    =========        ===========

The deferred tax valuation allowance was determined based on the development stage status of the Company and the historical losses incurred since inception.

As of December 31, 2001, the Company had net operating loss carryforwards for Federal and State income tax purposes totaling $3,869,791, which expire beginning in 2019.

                                  Invisa, Inc.
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P - SUPPLEMENTAL CASH FLOW INFORMATION

For the nine months ended December 31, 2000:

The Company issued 39,720 shares of common stock valued at $23,506 in exchange for rent, based on the more determinable market rate associated with the leased property.

For the period February 17, 1997 (Inception) through September 30, 2002:

The Company issued 164,799 shares of common stock valued at $88,374 in exchange for rent, based on the more determinable market rate associated with the leased property.

NOTE Q - SUBSEQUENT EVENTS (UNAUDITED)


In October 2002, one of the Company's principal shareholders agreed to guarantee an additional $150,000 of credit in addition to the $150,000 currently available on the line of credit. The Company has agreed to issue 5,000 shares to the shareholder in consideration for this agreement. The Company further agreed that, to the extent they borrow any funds under the extended guarantee (i.e. - in excess of the original $150,000 line of credit) they will grant to the shareholder an option to purchase, at $2.50 per share, one share of common stock for each dollar borrowed. An agreement with a lender has not been executed with regard to this additional guaranteed amount.


In October 2002, the Company borrowed $200,000 from a non-affiliated party. The loan bears interest at 15% per annum, payable in advance. The Company issued a four-year warrant, together with registration rights commencing after June 28, 2004, to purchase 200,000 shares of common stock at an exercise price varying from $1.00 to $3.00 per share depending upon the date of loan repayment. The Company pledged 500,000 shares of common stock as collateral for the loan, which will be returned to the Company upon loan repayment or delivered to the lender as full loan repayment in the event of default. All principal and interest are payable on February 28, 2003, subject to extension to April 28, 2003, upon the issuance of a four-year option to purchase an additional 50,000 shares at $1.00 per share.

During the period October 2002 through December 2002, the Company sold 93,833 shares of common stock for $3.00 per share resulting in net proceeds of $244,820.


On January 3, 2003, the Company's shareholders approved an increase in the Company's authorized stock to 100,000,000 shares, consisting of 95,000,000 Common and 5,000,000 Preferred shares; rights and preferences of the Preferred are to be set by the Board of Directors.

(B) INDEX TO EXHIBITS

                               INDEX TO EXHIBITS




ITEM
NO.                               DESCRIPTION
-----                             ------------

2.1*         Agreement of Merger and Plan of Reorganization dated
             2/25/02 by and among SmartGate Inc., SmartGate/RadioMetrix Acquisition Corp. and Radio Metrix Inc. and letter of clarification

3.1*         Articles of Incorporation


3.2* Articles of Amendment of the Articles of Incorporation changing name to SmartGate Inc.

3.3* Articles of Amendment of the Articles of Incorporation changing name to Invisa, Inc.

3.4*         Bylaws of the Company


4.1* Stock Option Agreement with H.R. Williams Family Limited Partnership - February 9, 2000 and Amendment thereto

4.2*         Stock Option Agreement with William Hyde


4.3* SmartGate, Inc. 2000 Employee, Director, Consultant and Advisor Stock Compensation Plan ("Plan 2000")

4.4* Plan 2000 Option Agreement with Stephen A. Michael - July 26, 2000 (including Letter of Investment Intent)

4.5*         Plan 2000 Option Agreement with Robert Knight - July 26, 2000


4.6*         Plan 2000 Option Agreement with Duffey & Dolan, P.A. - July
             26, 2000

4.7* Plan 2000 Option Agreement with Barbara Baker - July 26, 2000 (including Letter of Investment Intent)

4.8*         Plan 2000 Option Agreement with John E. Scates - May 17, 2001


4.9*         Plan 2000 Option Agreement with Linda L. Kauffman - June 28, 2001


4.10*        Plan 2000 Option Agreement with Carl Parks - August 6, 2001


4.11*        SmartGate Inc. 2002 Incentive Plan (the "Plan")


4.12*        Plan 2002 Option Agreement with Stephen A. Michael -
             January 22, 2002 (including Letter of Investment Intent)

4.13*        Plan 2002 Option Agreement with Robert Knight - January 22, 2002


4.14*        Plan 2002 Option Agreement with Barbara Baker - January 22, 2002

4.15*        Promissory Note and Security Agreement re: Stephen A. Michael
             Stock Purchase

4.16*        Modification Agreement re: Edmund C. King Promissory Note re:
             Stock Purchase

4.17* Replacement Promissory Note and Assignment re: Grace Duffey Irrevocable Trust u/a/d 1/26/00 Stock Purchase

4.18* Registration Rights Agreement by and among the Company and Stephen A. Michael, Spencer Charles Duffey Irrevocable Trust u/a/d July 29, 1998, Elizabeth Rosemary Duffey Irrevocable Trust u/a/d July 29, 1998, Robert T. Roth, William W. Dolan dated as of February 25, 2002

4.19* Voluntary Resale Restriction Agreement with Robert T. Roth - November 19, 2001

4.20*        Stock Option Agreement with Hawk Associates, Inc. - January 16,
             2002

4.21*        Stock Option Agreement with G.M. Capital Partners Limited L.P. -
             May 7, 2002

4.22*        Plan 2002 Option Agreement with Gregory Newell - June 13, 2002


4.23*        Plan 2002 Option Agreement with John E. Scates - June 27, 2002

4.24*        Delbrueck Bank Warrant #1

4.25*        Delbrueck Bank Warrant #2

4.26*        Plan 2000 Option Agreement with Nicole A. Longridge

4.27*        Plan 2000 Option Agreement with Duane Cameron

10.1*        Indemnity Agreement by and among the Company and Stephen A.
             Michael, Spencer Charles Duffey Irrevocable Trust u/a/d July 29, 1998, Elizabeth Rosemary Duffey Irrevocable Trust u/a/d July 29, 1998, Robert T. Roth, William W. Dolan dated as of February 25, 2002

10.2*        Promissory Note to Stephen A. Michael - February 25, 2002


10.3*        Promissory Note to Stephen A. Michael - February 25, 2002


10.4*        Consulting Agreement with Hawk Associates, Inc. dated January 16
             2002

10.5* Contribution Agreement dated 2/9/00 between SmartGate Inc. and SmartGate, L.C.

10.6*        Promissory Note from Stephen A. Michael to the Company - October
             15, 2001

10.7*        Promissory Note from Samuel S. Duffey to the Company - October
             15, 2001

10.8*        Distribution Agreement with H.S. Jackson & Son (Fencing) Limited
             - August 23, 2001, and April 10, 2002 Amendment thereto

10.9*        Employment Agreement with Stephen A. Michael


10.10*       Employment Agreement with Samuel S. Duffey


10.11*       Employment Agreement with Scott B. Tannehill


10.12*       Employment Agreement with Edmund C. King


10.13*       Employment Agreement with William W. Dolan

10.14*       Employment Agreement with Carl Parks


10.15*       Employment Agreement with Bob Fergusson


10.16*       Office Lease with DTS Commercial Interiors, Inc.


10.17*       Office Lease with 4396 Independence Court, Inc.


10.18* Quarterly Revenue Based Payment Agreement by and among the Company and Stephen A. Michael, Spencer Charles Duffey Irrevocable Trust u/a/d July 29, 1998, Elizabeth Rosemary Duffey Irrevocable Trust u/a/d July 29, 1998, Robert T. Roth, William W. Dolan dated as of February 25, 2002

10.19* Net Profit Royalty Letter Agreement between Radio Metrix Inc. and Pete Lefferson dated September 23, 1993 as amended by Letter Agreement dated December 1, 1994 ("Lefferson Royalty
             Agreement")

10.20* Agreement between Radio Metrix Inc. and Carl Burnett dated October 13, 1996 ("Burnett Agreement")

10.21* The Agreement between Radio Metrix Inc. and Namaqua Limited Partnership ("Namaqua") dated December 13, 1993 ("Namaqua Agreement"), and related Security Agreement ("Namaqua Security Agreement")

10.22* Agreement between Radio Metrix Inc. and Robert Wilson dated March 18, 1992 ("Wilson Agreement")

10.23* Closing Agreement between Radio Metrix Inc., SDR Metro Inc. and Brent Simon dated January 8, 2002

10.24*       Promissory Note to SDR Metro Inc. dated January 8, 2002


10.25* Security Agreement between Radio Metrix Inc. and SDR Metro Inc. dated January 8, 2002

10.26* Remedy Upon Default Agreement between Radio Metrix Inc. and SDR Metro Inc. dated January 8, 2002

10.27*       Consulting Agreement Memo re: Brent Simon dated August 28,
             2000

10.28* Original Equipment and Independent Distribution License Agreement between the Company and Rytec Corporation

10.29*       Business Loan Agreement with Regions Bank - July 15, 2001

10.30*       Promissory Note, Security Agreement, and Escrow Agreement -
             Re: Daimler Capital Partners, Ltd. - loan and stock option (To be filed by amendment)

   11*       Computation of per share earnings

   21*       Subsidiaries of Registrant


* Previously filed on November 8, 2002 with Form 10-SB.